   As filed with the Securities and Exchange Commission on September 18, 2000
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             --------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933

                             --------------------

                                IXYS CORPORATION
             (Exact name of registrant as specified in its charter)

                  Delaware                                      77-0140882-5
        (State or other jurisdiction                          (I.R.S. Employer
      of incorporation or organization)                     Identification No.)

                              3540 Bassett Street
                             Santa Clara, CA 95054
                                 (408) 982-0700
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             --------------------

                                Arnold Agbayani
                           Vice President of Finance
                                IXYS Corporation
                              3540 Bassett Street
                             Santa Clara, CA 95054
                                 (408) 982-0700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             --------------------

                                   Copies to:

            James R. Jones, Esq.                         H. Watt Gregory, III, Esq.
           Luke J. Bergstrom, Esq.                       Jeffrey J. Gearhart, Esq.
             Anna A. Tran, Esq.                                Kutak Rock LLP
             Cooley Godward LLP                           425 West Capitol Avenue
            Five Palo Alto Square                                Suite 1100
             3000 El Camino Real                         Little Rock, AR 72201-3409
          Palo Alto, CA 94306-2155                             (501) 975-3000
               (650) 843-5000

                             --------------------

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

      If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                             --------------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                    Proposed
                                                     Proposed       Maximum
                                       Amount        Maximum       Aggregate      Amount of
     Title of each class of            to be      Offering Price    Offering     Registration
   securities to be Registered       Registered    Per Share(1)     Price(1)         Fee
---------------------------------------------------------------------------------------------
                                     4,600,000
Common Stock, $0.01 par value...       shares         $35.50      $163,300,000     $43,112
---------------------------------------------------------------------------------------------

--------
(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act. The price per share and aggregate offering price are based on the average of the high and low prices of the Registrant's common stock on September 11, 2000 as reported on the Nasdaq National Market.
                             --------------------

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities Exchange Commission is effective. This prospectus is not an offer +
+to sell these securities and it is not soliciting an offer to buy these       +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                SUBJECT TO COMPLETION, DATED SEPTEMBER 18, 2000

                                4,000,000 Shares

                                  [IXYS LOGO]

                                  Common Stock

    IXYS Corporation is offering 2,000,000 shares of common stock, and the selling stockholder is offering 2,000,000 shares of common stock in this offering. We will not receive any of the proceeds from the sale of shares by the selling stockholder.

    Our common stock is traded on the Nasdaq National Market under the symbol "SYXI." The last reported sale price of our common stock on the Nasdaq National Market on September 12, 2000, was $35.81 per share.

                                --------------

   See Risk Factors beginning on page 8 for factors that investors should consider before investing in shares of our common stock.

                                --------------

                                                                      Per
                                                                     Share Total
                                                                     ----- -----
Public offering price............................................... $     $
Underwriting discounts and commissions.............................. $     $
Proceeds, before expenses, to IXYS.................................. $     $
Proceeds to the selling stockholder................................. $     $

    The selling stockholder has granted the underwriters the right to purchase up to an additional 600,000 shares from the selling stockholder for a period of thirty days.

    The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares of common stock to investors on
              , 2000.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Stephens Inc.                                                CIBC World Markets

                            Needham & Company, Inc.

                The date of this prospectus is           , 2000.

      In the center of the page near the top margin is the phrase "Powered By" under which is the IXYS logo.

      Immediately below the logo starting at the left-hand margin is the phrase "Supplying high power, high performance power semiconductors for diverse industries."

      On the left-hand side of the top third of the page is the phrase "Power Supplies for Communications Infrastructure."

      On the right-hand side of the top third of the page are two photographs, one of which depicts a line of satellite dishes of the type used in wireless communications systems, and the other of which depicts a complex of computer servers.

      On the left-hand side of the middle third of the page are two photographs, one of which depicts a forklift, and other of which depicts robotic machinery.

      On the right-hand side of the middle third of the page is the phrase "Motor Drives."

      On the left-hand side of the bottom third of the page is the phrase "Sophisticated Medical Electronics."

      On the right-hand side of the bottom third of the page are two photographs, one of which depicts a portable defibrillator, and the other of which depicts an implantable defibrillator.

                               TABLE OF CONTENTS

                                                                         Page
                                                                         ----
Prospectus Summary.....................................................     4
Risk Factors...........................................................     8
Cautionary Note Regarding Forward-Looking Statements...................    17
Use of Proceeds........................................................    17
Price Range of Common Stock............................................    18
Dividend Policy........................................................    18
Capitalization.........................................................    19
Selected Consolidated Financial Data...................................    20
Management's Discussion and Analysis of Financial Condition and Results
  of Operations........................................................    22
Business...............................................................    28
Management.............................................................    38
Certain Relationships and Related Transactions.........................    44
Principal and Selling Stockholders.....................................    45
Description of Capital Stock...........................................    47
Underwriting...........................................................    50
Legal Matters..........................................................    51
Experts................................................................    51
Where You Can Find More Information About IXYS and This Offering.......    52
Index to Consolidated Financial Statements.............................   F-1

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

      IXYS and the IXYS logo are our trademarks in the U.S. and other jurisdictions.

                               PROSPECTUS SUMMARY

      This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you. You should read the entire prospectus carefully, especially the information discussed under "Risk Factors." Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option. On August 10, 2000, we completed a two-for-one stock split of our common stock. References to share and per share data have been adjusted to give effect to this stock split.

                                IXYS Corporation

      We are a leading company in the design, development, manufacture and marketing of high power, high performance power semiconductors. Our power semiconductors improve system efficiency and reliability by converting electricity at relatively high voltage and current levels into the finely regulated power required by electronic products. We focus on the market for power semiconductors that are capable of processing greater than 500 watts of power.

      Our products are used primarily to control electricity in power conversion systems for communications infrastructure applications, motor drives for industrial applications and sophisticated medical electronics applications. In fiscal year 2000, we sold our products to over 2,000 customers worldwide. Our major customers include Agilent Technologies, ASCOM, Emerson Electric, Eurotherm, Guidant, Medtronic, Rockwell International, Siemens and Still. In many cases, our customers incorporate our products into systems sold to their own customers, which include Ericsson, General Electric, General Motors, Hewlett Packard, IBM, Motorola, Nokia and Outboard Marine Corporation.

      For the fiscal year ended March 31, 2000, our net revenues were $76.6 million, an increase of 15.2% over our net revenues of $66.5 million for the fiscal year ended March 31, 1999. For the three months ended June 30, 2000, our net revenues were $23.3 million, an increase of 36.3% over our net revenues of $17.1 million for the three months ended June 30, 1999.

Industry and Markets

      Demand for electricity in the 21st century is forecasted to increase faster than demand for other forms of energy. Electronic products in all markets are becoming increasingly sophisticated, offering greater "intelligence" through the use of microprocessors and additional components. The increasing complexity of such products requires more precisely regulated power quality and greater power reliability. In addition, the increasing costs of electricity, coupled with governmental regulations and environmental concerns, have caused an increased demand for energy efficiency.

      Generally, the more sophisticated the end product, the greater its need for specially formatted, finely regulated power, and the greater its need for a high performance power semiconductor. According to the Digital Power Report, less than 15% of the world's electricity is currently switched by power semiconductors, but this percentage is expected to grow significantly to meet the increasing need for higher quality power.

      We believe the following key trends are driving the demand for our products:

    . growth in communications devices and infrastructure;

    . increased demand for energy efficiency in motor drives;

    . emergence of new applications in medical electronics;

    . development of new technologies for power management; and

    . demand for increasing power density.

Our Strategy

      Since our inception in 1983, we have focused on meeting the needs of the high power, high performance segment of the power semiconductor market. We intend to continue building a leading position within our targeted segment of this market by pursuing the following strategies:

    . Maintain technological focus on high power, high performance market. Our technological expertise enables us to focus on the high power, high performance power semiconductor market. Due to technological complexities, fewer industry players compete in this market, resulting in a more favorable competitive environment for us.

    . Target rapid growth opportunities within the high power, high performance market. We select the specific markets where we intend to compete by evaluating their potential growth, our ability to establish an advantage based upon our technological capabilities and the performance of competing products.

    . Continue to diversify markets, customers and products. We will continue to diversify the markets and customers we serve and the products we produce. We believe this minimizes our dependence on any single customer or group of customers, while enabling our customers to reduce the number of suppliers that provide them power semiconductors.

    . Pursue selective acquisition and investment strategy. We seek to access additional technological capabilities and complementary product lines through selective acquisitions and strategic investments. We believe there are significant opportunities to capitalize on our extensive distribution system and market additional products to many of our 2,000 customers.

    . Collaborate with select companies on product development. We seek to enter into collaborative arrangements with existing and potential customers in attractive end user markets in order to optimize our products for their use.

    . Optimize mix between internal and external manufacturing. We intend to continue the manufacture of wafers using both internal fabrication facilities and our external foundry relationships. We also seek to balance our product assembly through multiple sourcing relationships. We believe that these strategies enable us to maximize our manufacturing efficiency and flexibility.

      We are a Delaware corporation. Our executive offices are located at 3540 Bassett Street, Santa Clara, California 95054, and our telephone number is
(408) 982-0700. Our website can be found at www.ixys.com. The information found on our website is not a part of this prospectus.

                                  The Offering

Common stock offered by us..................  2,000,000 shares

Common stock offered by the selling
stockholder.................................  2,000,000 shares

Common stock to be outstanding after the
offering....................................  26,455,580 shares

Use of proceeds.............................  To repay debt, fund capital expenditures, fund possible
                                              acquisitions of, or investments
                                              in, other complementary products,
                                              businesses or technologies, and
                                              for general corporate purposes

Nasdaq National Market symbol...............  SYXI

      Common stock to be outstanding after the offering is based upon the number of shares outstanding as of September 1, 2000 adjusted for the number of shares offered for sale by us, and excludes the following:

    . 3,312,006 shares of common stock subject to outstanding options under our stock option plans at a weighted average exercise price of $3.10 and 1,668,100 shares reserved for future issuance under these plans;

    . 280,250 shares of common stock subject to outstanding warrants at a weighted average exercise price of $0.64; and

    . 459,076 shares of common stock reserved for future issuance under our employee stock purchase plan.

See Note 8 of Notes to Consolidated Financial Statements for descriptions of our outstanding options and warrants.

                      Summary Consolidated Financial Data
                     (In thousands, except per share data)

      You should read the following financial information together with the Consolidated Financial Statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations, included elsewhere in this prospectus.

                                 Fiscal Years Ended March      Three Months
                                            31,               Ended June 30,
                                 ---------------------------  ----------------
                                 1998(1)  1999(2)     2000     1999    2000(3)
                                 -------  --------  --------  -------  -------
                                                                (Unaudited)
Statement of Operations Data:
Net revenues...................  $56,856  $ 66,523  $ 76,627  $17,072  $23,274
Gross profit...................   18,808    21,584    27,337    5,642    8,221
Operating income (loss)........    7,095    (2,868)   11,219    1,574    4,025
Net income (loss)..............    6,084    (5,238)    6,899    1,162    3,694
Basic earnings (loss) per
  share(4).....................  $  0.72  $  (0.28) $   0.29  $  0.05  $  0.15
                                 -------  --------  --------  -------  -------
Basic weighted average shares
  outstanding(4)...............    8,354    18,746    23,970   23,932   23,984
                                 -------  --------  --------  -------  -------
Diluted earnings (loss) per
  share(4).....................  $  0.72  $  (0.28) $   0.28  $  0.05  $  0.15
                                 -------  --------  --------  -------  -------
Diluted weighted average shares
  outstanding(4)...............    8,392    18,746    24,826   23,950   24,390
                                 -------  --------  --------  -------  -------
Selected Operating Data:
Gross profit margin............     33.1%     32.4%     35.7%    33.0%    35.3%
EBITDA(5)......................  $ 8,620  $ 10,147  $ 14,571  $ 2,340  $ 4,844
EBITDA margin(6)...............     15.2%     15.3%     19.0%    13.7%    20.8%

                                                                June 30, 2000
                                                             -------------------
                                                                         As
                                                             Actual  Adjusted(7)
                                                             ------- -----------
                                                                 (Unaudited)
Balance Sheet Data:
Cash and cash equivalents................................... $12,601  $ 71,901
Working capital.............................................  33,414    95,503
Total assets................................................  71,399   130,699
Total debt..................................................  12,127     4,527
Total stockholders' equity..................................  37,259   104,159

--------
(1) Includes $3.7 million of income from a settlement of patent litigation.

(2) Includes a $10.4 million writeoff of in process research and development and goodwill related to our merger with Paradigm Technology.

(3) Includes a $1.1 million gain, net of taxes, in the quarter ended June 30, 2000, which was composed primarily of a one time payment for a technology license.

(4) Shares used in per share calculation for fiscal years 1998 and 1999 reflect our equity capitalization as a result of our merger with Paradigm. In our merger with Paradigm, each outstanding share was converted into 0.057842 shares.

(5) EBITDA means operating income before depreciation and amortization. EBITDA excludes the writeoff of goodwill and in process research and development that occurred in fiscal year 1999.

(6) EBITDA margin is EBITDA as a percentage of net revenues.

(7) Adjusted to reflect the sale of 2 million shares of common stock offered by us at an assumed offering price of $35.81 per share, and the application of the estimated net proceeds.

                                  RISK FACTORS

      You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently believe are not serious may also impair our business and our financial condition. The trading price of our common stock could decline at any time due to any of these risks, and you may lose all or part of your investment.

Our operating results fluctuate significantly because of a number of factors, many of which are beyond our control.

      Our operating results may fluctuate significantly. Some of the factors that may affect our quarterly and annual results are:

    . the reduction, rescheduling or cancellation of orders by customers;

    . fluctuations in timing and amount of customer requests for product shipments;

    . the cyclicality of the semiconductor industry;

    . fluctuations in the manufacturing yields and significant yield losses;

    . availability of production capacity;

    . changes in the mix of products that our customers purchase;

    . competitive pressures on selling prices;

    . the amount and timing of costs associated with product warranties and returns;

    . the amount and timing of investments in research and development;

    . market acceptance of our products;

    . changes in our product distribution channels and the timeliness of receipt of distributor resale information;

    . the impact of vacation schedules and holidays, largely during the second and third fiscal quarters of our fiscal year; and

    . difficulties in forecasting, planning and managing inventory levels.

      As a result of these factors, many of which are difficult to control or predict, as well as the other risk factors discussed in this prospectus, we may experience material adverse fluctuations in our future operating results on a quarterly or annual basis.

The semiconductor industry is cyclical, and an industry downturn could adversely affect our operating results.

      In the past, business conditions in the semiconductor industry have rapidly changed from periods of strong demand to periods of weak demand. Any future downturn in the industry could harm our business and cause our operating results to suffer. The industry is characterized by:

    . periods of overcapacity and production shortages;

    . rapid technological change and the introduction of new products;

    . cyclical demand for semiconductors;

    . significant price erosion;

    . changes in product mix in response to changes in demand;

    . variations in manufacturing costs and yields; and

    . significant expenditures for capital equipment and product development.

We may not be able to acquire additional production capacity to meet the present or future demand for our products.

      The semiconductor industry has been characterized by periodic limitations on production capacity. Our current customer demand exceeds our ability to internally or externally manufacture products to meet this demand. If we are unable to increase our production capacity to meet demand, some of our customers may seek other sources of supply or our future growth may be limited.

We depend on external foundries to manufacture many of our products.

      Fifty percent of our revenues in fiscal year 2000 came from wafers manufactured for us by external foundries. Our dependence on external foundries may grow. We have arrangements with four wafer foundries, two of which produce substantially all of the wafers that we purchase from external foundries. Samsung Electronics' facility in Kiheung, South Korea is our principal external foundry. Our relationships with our external foundries do not guarantee prices, delivery or lead times, or wafer or product quantities sufficient to satisfy current or expected demand. These foundries manufacture our products on a purchase order basis. We provide these foundries with rolling forecasts of our production requirements; however, the ability of each foundry to provide wafers to us is limited by the foundry's available capacity. At any given time, these foundries could choose to prioritize capacity for their own use or other customers or reduce or eliminate deliveries to us on short notice. Accordingly, we cannot be certain that these foundries will allocate sufficient capacity to satisfy our requirements. In addition, we cannot be certain that we will continue to do business with these or other foundries on terms as favorable as our current terms. If we are not able to obtain additional foundry capacity as required, our relationships with our customers could be harmed and our revenues would likely be reduced. Moreover, even if we are able to secure additional foundry capacity, we may be obligated to utilize all of that capacity or incur penalties. These penalties could be expensive and could harm our operating results. Other risks associated with our reliance on external foundries include:

    . the lack of control over delivery schedules;

    . the unavailability of, or delays in obtaining access to, key process technologies;

    . limited control over quality assurance, manufacturing yields and production costs; and

    . potential misappropriation of our intellectual property.

      Our requirements typically represent a small portion of the total production of the external foundries that manufacture our wafers and products. We cannot be certain these external foundries will continue to devote resources to the production of our wafers and products or continue to advance the process design technologies on which the manufacturing of our products is based. These circumstances could harm our ability to deliver our products on time or increase our costs.

Our success depends on our ability to efficiently manufacture our products.

      We manufacture our products in facilities that are owned and operated by us, as well as by using external wafer foundries and independent subcontract assembly facilities. The fabrication of semiconductors is a highly complex and precise process, and a substantial percentage of wafers could be rejected or numerous die on each wafer could be nonfunctional as a result of, among other factors:

    . minute levels of contaminants in the manufacturing environment;

    . defects in the masks used to print circuits on a wafer;

    . manufacturing equipment failure; or

    . wafer breakage.

      For these and other reasons, we could experience a decrease in manufacturing yields. Additionally, as we increase our manufacturing output, we may also experience a decrease in manufacturing yields. As a result, we may not be able to cost effectively expand our production capacity in a timely manner.

We could be harmed by litigation involving patents and other intellectual property rights.

      As a general matter, the semiconductor industry is characterized by substantial litigation regarding patent and other intellectual property rights. Although none of our patents or other intellectual property rights has been successfully challenged to date, we have been sued on occasion for purported patent infringement. For example, we have recently been sued by International Rectifier for purportedly infringing some of its patents covering power MOSFETs. International Rectifier has asked the court to enjoin us from continuing infringement and to award treble damages against us for the infringement of International Rectifier's patents. We have denied infringement of International Rectifier's patents and have asserted affirmative defenses to its claims, but the outcome of this litigation remains uncertain to us. See Business--Legal Proceedings.

      Additionally, in the future, we could be accused of infringing the intellectual property rights of other third parties. We also have certain indemnification obligations to customers with respect to the infringement of third-party intellectual property rights by our products. We cannot be certain that any future infringement claims by third parties or claims for indemnification by customers or end users of our products resulting from infringement claims will not be asserted or that assertions of infringement, if proven to be true, will not harm our business.

      In the event of any adverse ruling in any intellectual property litigation, including the pending litigation with International Rectifier, we could be required to pay substantial damages, cease the manufacturing, use and sale of infringing products, discontinue the use of certain processes or obtain a license from the third party claiming infringement with royalty payment obligations by us. An adverse decision in the International Rectifier litigation or any other infringement could materially and adversely affect our financial condition and results of operation.

      Any litigation relating to the intellectual property rights of third parties, whether or not determined in our favor or settled by us, is costly and may divert the efforts and attention of our management and technical personnel.

We may not be able to protect our intellectual property rights adequately.

      Our ability to compete is affected by our ability to protect our intellectual property rights. We rely on a combination of patents, trademarks, copyrights, trade secrets, confidentiality procedures and non-disclosure and licensing arrangements to protect our intellectual property rights. Despite these efforts, we cannot be certain that the steps we take to protect our proprietary information will be adequate to prevent misappropriation of our technology, or that our competitors will not independently develop technology that is substantially similar or superior to our technology.

      More specifically, we cannot assure you that our pending patent applications or any future applications will be approved, or that any issued patents will provide us with competitive advantages or will not be challenged by third parties. Nor can we assure you that, if challenged, our patents will be found to be valid or enforceable, or that the patents of others will not have an adverse effect on our ability to do business. Furthermore, others may independently develop similar products or processes, duplicate our products or processes or design their products around any patents that may be issued to us.

Our international operations expose us to material risks.

      During fiscal year 2000, our product sales by region were 37.8% in North America, 47.6% in Europe and 14.6% in Asia. We expect revenues from foreign markets to continue to represent a significant portion of total revenues. We maintain significant operations in Germany and contract with suppliers and manufacturers in South Korea, Japan and elsewhere in Europe and Asia. Some of the risks inherent in doing business internationally are:

    . foreign currency fluctuations;

    . changes in the laws, regulations or policies of the countries in which we manufacture or sell our products;

    . trade restrictions;

    . transportation delays;

    . work stoppages; and

    . economic or political instability.

      Our sales of products manufactured in our Lampertheim facility are denominated in German marks, as are our costs at that facility. Fluctuations in the value of the German mark against the U.S. dollar could have a significant impact on our balance sheet and results of operations, including our net income. We currently do not enter into foreign currency hedging transactions to control or minimize these risks. Fluctuations in currency exchange rates could cause our products to become more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. If we expand our international operations or change our pricing practices to denominate prices in other foreign currencies, we could be exposed to even greater risks of currency fluctuations.

      In addition, the laws of certain foreign countries may not protect our products or intellectual property rights to the same extent as do U.S. laws. Therefore, the risk of piracy of our technology and products may be greater in these foreign countries.

Our revenues are dependent upon our products being designed into our customers' products.

      Some of our new products are incorporated into customers' products or systems at the design stage. The value of any design win largely depends upon the commercial success of the customer's product and on the extent to which the design of the customer's electronic system also accommodates incorporation of components manufactured by our competitors. In addition, our customers could subsequently redesign their products or systems so that they no longer require our products. We may not achieve design wins or our design wins may not result in future revenues.

Because our products typically have lengthy sales cycles, we may experience substantial delays between incurring expenses related to research and development and the generation of revenues.

      The time from initiation of design to volume production of new power semiconductor products often takes 18 months or longer. We first work with customers to achieve a design win, which may take nine months or longer. Our customers then complete the design, testing and evaluation process and begin to ramp up production, a period which may last an additional nine months or longer. As a result, a significant period of time may elapse between our research and development efforts and our realization of revenue, if any, from volume purchasing of our products by our customers.

Our backlog may not result in future revenues.

      Our business is characterized by short term orders and shipment schedules. Customer orders typically can be cancelled or rescheduled without penalty to the customer. As a result, our backlog at any particular date is not necessarily indicative of actual revenues for any succeeding period. A reduction of backlog during any particular period, or the failure of our backlog to result in future revenues, could harm our results of operations.

The markets in which we participate are intensely competitive.

      Our target markets are intensely competitive. Our ability to compete successfully in our target markets depends on the following factors:

    . product quality, reliability and performance;

    . product features;

    . timely delivery of products;

    . price;

    . breadth of product line;

    . design and introduction of new products; and

    . technical support and service.

      In addition, our competitors or customers may offer new products based on new technologies, industry standards or end user or customer requirements, including products that have the potential to replace, or provide lower cost or higher performance alternatives to, our products. The introduction of new products by our competitors or customers could render our existing and future products obsolete or unmarketable.

      Our primary competitors include Advanced Power Technology, Fuji, International Rectifier, Infineon, On Semiconductor, Semikron International, Powerex, STMicroelectronics, Siemens and Toshiba. Many of our competitors have greater financial, technical, marketing and management resources than we have. Some of these competitors may be able to sell their products at prices below which it would be profitable for us to sell our products or benefit from established customer relationships that provide them with a competitive advantage.

We rely on our distributors and sales representatives to sell many of our products.

      A substantial majority of our products are sold through distributors and sales representatives. Our distributors and sales representatives could reduce or discontinue sales of our products. They may not devote the resources necessary to sell our products in the volumes and within the time frames that we expect. In addition, we depend upon the continued viability and financial resources of these distributors and sales representatives, some of which are small organizations with limited working capital. These distributors and sales representatives, in turn, depend substantially on general economic conditions and conditions within the semiconductor industry. We believe that our success will continue to depend upon these distributors and sales representatives. At June 30, 2000, two distributors accounted for approximately 17% and 12%, respectively, of our outstanding receivables. If these or other distributors and sales representatives experience financial difficulties, or otherwise become unable or unwilling to promote and sell our products, our business could be harmed.

Our future success depends in part on the continued service of our management and key engineering personnel and our ability to identify, hire and retain additional personnel.

      Our success depends, to a significant extent, upon the efforts and abilities of Nathan Zommer, Ph.D., our President and Chief Executive Officer, and other members of senior management. The loss of the services of one or more of our key employees could adversely affect our business. We do not maintain key person life insurance on any of our officers, employees or consultants.

      There is intense competition for qualified personnel in the semiconductor industry, particularly for highly skilled design, applications and test engineers. Competition is especially intense in the Silicon Valley, where our U.S. design facility is located. We may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our business or to replace engineers or other qualified personnel who may leave our company in the future. Our anticipated growth is expected to place increased demands on our resources and will likely require the addition of new management and engineering personnel and the development of additional expertise by existing management personnel. If we lose the services of or fail to recruit key engineers or other technical and management personnel, our business could be harmed.

Our dependence on independent subcontractors to assemble and test our products subjects us to a number of risks, including an inadequate supply of products and higher materials costs.

      We depend on independent subcontractors for the assembly and testing of our products. During fiscal year 2000, the majority of our products were assembled by independent subcontractors. Our reliance on these subcontractors involves the following significant risks:

    . reduced control over delivery schedules and quality;

    . the potential lack of adequate capacity during periods of excess demand;

    . difficulties selecting and integrating new subcontractors;

    . limited warranties by subcontractors or other vendors on products supplied to us;

    . potential increases in prices due to capacity shortages and other factors; and

    . potential misappropriation of our intellectual property.

      These risks may lead to delayed product delivery or increased costs, which would harm our profitability and customer relationships.

      In addition, we use a limited number of subcontractors to assemble a significant portion of our products. If one or more of these subcontractors experience financial, operational, production or quality assurance difficulties, we could experience a reduction or interruption in supply. Although, we believe alternative subcontractors are available, our operating results could temporarily suffer until we engage one or more of those alternative subcontractors.

We depend on others to supply us with wafers and other raw materials.

      We do not have long term supply agreements with the companies that supply us with silicon wafers. Any of these suppliers could reduce or terminate our wafer supply at any time. Our reliance on a limited number of suppliers also involves other risks, including reduced control over wafer prices, timely delivery, reliability and quality.

Our markets are subject to technological change; therefore, our success depends on our ability to develop and introduce new products.

      The markets for our products are characterized by:

    . changing technologies;

    . changing customer needs;

    . frequent new product introductions and enhancements;

    . increased integration with other functions; and

    . product obsolescence.

      To develop new products for our target markets, we must develop, gain access to and use leading technologies in a cost effective and timely manner and continue to expand our technical and design expertise.

Our operating expenses are relatively fixed, and we may order materials in advance of anticipated customer demand. Therefore, we have limited ability to reduce expenses quickly in response to any revenue shortfalls.

      Our operating expenses are relatively fixed, and, therefore, we have limited ability to reduce expenses quickly in response to any revenue shortfalls. Consequently, our operating results will be harmed if our revenues do not meet our revenue projections.

      We also typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. From time to time, in response to anticipated long lead times to obtain inventory and materials from our external suppliers and foundries, we may order materials or production in advance of anticipated customer demand. This advance ordering may result in excess inventory levels or unanticipated inventory write downs if expected orders fail to materialize.

Periods of rapid growth and expansion could continue to place a significant strain on our resources, including our employee base.

      To manage our possible future growth effectively, we will be required to continue to improve our operational, financial and management systems. In doing so, we will periodically implement new software and other systems that will affect our internal operations regionally or globally. Presently, we are upgrading our enterprise resource planning software to integrate our operations worldwide. The conversion process is complex and requires, among other things, that data from our existing system be made compatible with the upgraded system. During the transition to this upgrade, we could experience delays in ordering materials, inventory tracking problems and other inefficiencies, which could cause delays in shipments of products to our customers.

      Future growth will also require us to successfully hire, train, motivate and manage our employees. In addition, our continued growth and the evolution of our business plan will require significant additional management, technical and administrative resources. We may not be able to effectively manage the growth and evolution of our current business.

We may not be successful in our future acquisitions.

      We have in the past and may in the future make acquisitions. These acquisitions involve numerous risks, including:

    . diversion of management's attention;

    . failure to retain key personnel of the acquired business;

    . amortization of acquired intangible assets, which could depress future earnings;

    . customer dissatisfaction or performance problems with an acquired company;

    . the cost associated with acquisitions and the integration of acquired operations; and

    . assumption of known or unknown liabilities or other unanticipated events or circumstances.

      We cannot assure you that we will be able to successfully acquire other businesses or product lines or integrate them into our operations without substantial expense, delay in implementation or other operational or financial problems.

Regulations may adversely affect our ability to sell our products.

      Power semiconductors with operating voltages above 40 volts are subject to regulations intended to address the safety, reliability and quality of the products. These regulations relate to processes, design, materials and assembly. For example, in the United States some high voltage products are required to pass Underwriters Laboratory recognition for voltage isolation and fire hazard tests. Sales of power semiconductors outside of the United States are subject to international regulatory requirements that vary from country to country. The process of obtaining and maintaining required regulatory clearances can be lengthy, expensive and uncertain. The time required to obtain approval for sale internationally may be longer than that required for U.S. approval, and the requirements may differ.

      In addition, approximately 10% of our revenues in fiscal year 2000 were derived from the sale of products included in medical devices that are subject to extensive regulation by numerous governmental authorities in the United States and internationally, including the U.S. Food and Drug Administration, or FDA. The FDA and certain foreign regulatory authorities impose numerous requirements for medical device manufacturers to meet, including adherence to Good Manufacturing Practices, or GMP, regulations and similar regulations in other countries, which include testing, control and documentation requirements. Ongoing compliance with GMP and other applicable regulatory requirements is monitored through periodic inspections by federal and state agencies, including the FDA, and by comparable agencies in other countries. Our failure to comply with applicable regulatory requirements could prevent our products from being included in approved medical devices.

      Our business could also be harmed by delays in receiving or the failure to receive required approvals or clearances, or the loss of previously obtained approvals or clearances, or the failure to comply with existing or future regulatory requirements.

Earthquakes and other natural disasters may damage our facilities or those of our suppliers.

      Our corporate headquarters in California is located near major earthquake faults which have experienced earthquakes in the past. In addition, some of our suppliers are located near fault lines. In the event of a major earthquake or other natural disaster near our headquarters, our operations could be harmed. Similarly, a fire, major earthquake or other natural disaster near one or more of our facilities or those of our major suppliers could disrupt our operations and those of our suppliers, which could in turn limit the supply of our products and harm our business.

We may be affected by environmental laws and regulations.

      We are subject to a variety of laws, rules and regulations in the United States and in Germany related to the use, storage, handling, discharge and disposal of certain chemicals and gases used in our manufacturing process. Any of those regulations could require us to acquire expensive equipment or to incur substantial other expenses to comply with them. If we incur substantial additional expenses, product costs could significantly increase. Our failure to comply with present or future environmental laws rules and regulations could result in fines, suspension of production or cessation of operations.

We face the risk of financial exposure to product liability claims alleging that the use of devices which incorporate our products resulted in adverse effects.

      Approximately 10% of our net revenues in fiscal year 2000 were derived from sales of products used in medical devices such as defibrillators. Product liability risks may exist even for those medical devices that have received regulatory approval for commercial sale. We do not currently carry product liability insurance, and any defects in our products used in these devices could result in significant recall or product liability costs to us.

Our stock price is volatile.

      The market price of our common stock has fluctuated significantly to date. See Price Range of Common Stock. The future market price of our common stock could be subject to significant fluctuations due to:

    . variations in our actual or expected quarterly operating results;

    . announcements or introductions of new products;

    . technological innovations by our competitors or development setbacks by us;

    . conditions in the communications and semiconductor markets;

    . the commencement or results of litigation;

    . changes in analysts' estimates of our performance or changes in analysts' forecasts regarding our industry, competitors or customers;

    . announcements of merger or acquisition transactions; or

    . general economic and market conditions.

      In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have affected the market prices of many high technology companies, including semiconductor companies. These fluctuations have often been unrelated or disproportionate to the operating performance of companies in our industry, and could harm the market price of our common stock.

ABB and Nathan Zommer will continue to own a controlling interest in our common stock after this offering.

      ABB and Nathan Zommer will beneficially own collectively approximately 58.8% of our outstanding shares of common stock following the completion of this offering, and approximately 56.5% if the underwriters' over-allotment option is exercised in full. As a result, ABB and Dr. Zommer, acting together, could exercise significant control over all matters requiring stockholder approval, including the election of the board of directors. These concentrated holdings could result in a delay of, or serve as a deterrent to, possible changes in control of IXYS, which may reduce the market price of our common stock. See Management and Principal and Selling Stockholders.

Our management will have broad discretion over the use of the net proceeds of this offering and may fail to use such funds effectively.

      We expect to use approximately $23 million from the proceeds for repayment of debt and capital equipment purchases, and the remainder of the net proceeds will be utilized for possible acquisitions or investments and for working capital and general corporate purposes. Consequently, our management will have significant flexibility in applying the net proceeds of this offering. Management's decisions in regard to the allocation of the proceeds of this offering may not benefit the business, and could harm our financial results.

The anti-takeover provisions of our certificate of incorporation and of the Delaware General Corporation Law may delay, defer or prevent a change of control.

      Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control because the terms of the preferred stock that might be issued could potentially prohibit our consummation of any merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of preferred stock. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders. Our stockholders must give substantial advance notice prior to the relevant meeting to nominate a candidate for director or present a proposal to our stockholders at a meeting. These notice requirements could inhibit a takeover by delaying stockholder action. The Delaware anti-takeover law restricts business combinations with some stockholders once the stockholder acquires 15% or more of our common stock. The Delaware statute makes it more difficult for our company to be acquired without the consent of our board of directors and management.

             CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Some of the statements in this prospectus and the documents incorporated by reference are forward-looking statements. These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry, and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's results, levels of activity, performance or achievement to be materially different from any future results, levels of activity, performance or achievements expressed or implied in or contemplated by the forward-looking statements. Words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may," "should," "estimate," "predict," "potential," "continue," or the negative of such terms or other similar expressions, identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described under the caption "Risk Factors" and in the documents incorporated by reference. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We do not intend to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                USE OF PROCEEDS

      We estimate that the net proceeds from the sale of the 2,000,000 shares of common stock that we are offering at an assumed public offering price of $35.81 per share will be approximately $66.9 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

      We expect to use the net proceeds from this offering for the following purposes:

    . $7.6 million for the repayment of our existing bank debt;

    . $15.0 million for the purchase of wafer fabrication, assembly and test equipment;

    . possible acquisitions of, or investments in, other complementary products, businesses or technologies; and

    . working capital and general corporate purposes.

      At June 30, 2000, the outstanding debt to be repaid from the proceeds of this offering consisted of:

    . $2.1 million outstanding under our U.S. line of credit, which expires on December 31, 2000 and bears interest at the bank's prime rate (9.5% at June 30, 2000); and

    . $5.5 million outstanding under our German term loan agreement, which expires on October 31, 2009 and bears interest at an annual rate of 5.4% through August 2001, at which time the interest rate will be adjusted to market rates.

      Our management will have broad discretion in applying a substantial portion of our net proceeds from this offering. Pending such application, the net proceeds from this offering will be invested in investment grade, interest-bearing instruments. We currently have no commitments or agreements to acquire or invest in any other company or technology.

                          PRICE RANGE OF COMMON STOCK

      Our common stock trades publicly on the Nasdaq National Market under the symbol SYXI. Prior to August 21, 2000, our common stock traded on the Nasdaq Small Cap Market. As of September 1, 2000, there were approximately 179 holders of record of our common stock.

      The table below sets forth the range of quarterly high and low closing sales prices for our common stock on the Nasdaq Stock Market, as adjusted for our two-for-one stock split completed on August 10, 2000.

                                                                    High   Low
                                                                   ------ ------
     Fiscal year 1999
       Quarter ended June 30, 1998(1)............................  $ 1.25 $ 0.13
       Quarter ended September 30, 1998(1).......................    5.25   0.09
       Quarter ended December 31, 1998...........................    3.25   1.13
       Quarter ended March 31, 1999..............................   10.59   1.13

     Fiscal year 2000
       Quarter ended June 30, 1999...............................  $ 2.44 $ 1.25
       Quarter ended September 30, 1999..........................    4.25   2.00
       Quarter ended December 31, 1999...........................    3.63   1.59
       Quarter ended March 31, 2000..............................   10.59   2.94

     Fiscal year 2001
       Quarter ended June 30, 2000...............................  $32.19 $ 4.66
       Quarter through September 12, 2000........................   45.38  27.13

--------
(1) Prior to September 24, 1998, IXYS was a privately held company, and the prices listed above relate to Paradigm, whose common stock traded under the symbol PRDM. On September 23 1998, IXYS merged with Paradigm. In connection with the Paradigm merger, Paradigm changed its name to IXYS Corporation and began trading under the symbol SYXI.

                                DIVIDEND POLICY

      We do not currently pay cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and other factors our board of directors deems relevant.

                                 CAPITALIZATION

      The following table sets forth on an unaudited basis our capitalization as of June 30, 2000 and as adjusted to reflect the sale of the 2,000,000 shares of common stock we are offering at an assumed offering price of $35.81 per share, and the receipt of the estimated net proceeds, after deducting the underwriting discounts and our estimated offering expenses. The table shows the effect of a two-for-one stock split effected on August 10, 2000. You should read this table in conjunction with the Consolidated Financial Statements and related notes and Selected Consolidated Financial Data, included elsewhere in this prospectus.

                                                              June 30, 2000
                                                             -----------------
                                                                         As
                                                             Actual   Adjusted
                                                             -------  --------
                                                               (Unaudited)
                                                              (in thousands)
Cash and cash equivalents................................... $12,601  $ 71,901
                                                             =======  ========
Debt:
  Notes payable to bank.....................................   8,278       678
  Capitalized leases........................................   3,849     3,849
                                                             -------  --------
       Total debt...........................................  12,127     4,527
                                                             -------  --------
Stockholders' equity:
  Preferred stock, $0.01 par value per share, 5,000,000
    share authorized; none issued and outstanding...........     --        --
  Common stock, $0.01 par value per share, 40,000,000
    shares authorized; 24,358,092 shares issued and
    outstanding; 26,358,092 shares issued and outstanding
    as adjusted(1)..........................................     244       264
  Additional paid-in capital................................  46,162   113,042
     Notes receivable from stockholders.....................    (861)     (861)
     Accumulated deficit....................................  (6,005)   (6,005)
     Comprehensive income...................................  (2,281)   (2,281)
                                                             -------  --------
       Total stockholders' equity...........................  37,259   104,159
                                                             -------  --------
       Total capitalization................................. $49,386  $108,686
                                                             =======  ========

--------
(1) Excludes 3,523,094 shares of common stock issuable upon exercise of stock options and warrants outstanding as of June 30, 2000 at a weighted average exercise price of $2.83 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

      You should read the following selected consolidated financial data in conjunction with our Consolidated Financial Statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus. The consolidated statements of operations data for the years ended March 31, 1998, 1999 and 2000 and the balance sheet data as of June 30, 1999 and 2000 are derived from our consolidated financial statements that are included in this prospectus. The statements of operations data for the years ended March 31, 1996 and 1997 are derived from our consolidated financial statements that are not included in this prospectus. The consolidated statements of operations data for the three month periods ended June 30, 1999 and 2000 and the consolidated balance sheet data as of June 30, 2000 are derived from our unaudited consolidated financial statements that include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. Historical results are not necessarily indicative of results to be expected in any future period.

                                                                       Three Months Ended
                               Fiscal Years Ended March 31,                 June 30,
                          -------------------------------------------  ---------------------
                          1996(1)   1997    1998(2)  1999(3)   2000      1999      2000(4)
                          -------  -------  -------  -------  -------  ---------  ----------
                                                                           (Unaudited)
Statement of Operations
 Data:
Net revenues............  $57,436  $55,322  $56,856  $66,523  $76,627  $  17,072  $  23,274
Cost of goods sold......   35,629   34,158   38,048   44,939   49,290     11,430     15,053
                          -------  -------  -------  -------  -------  ---------  ---------
Gross profit............   21,807   21,164   18,808   21,584   27,337      5,642      8,221
                          -------  -------  -------  -------  -------  ---------  ---------
Operating expenses:
  Research, development
   and engineering......    3,423    3,015    3,329    4,196    4,668      1,255      1,164
  Selling, general and
   administrative.......    9,430    8,950    8,384    9,855   11,450      2,813      3,032
  Writeoff of goodwill
   and in process
   research and
   development..........      --       --       --    10,401      --         --         --
                          -------  -------  -------  -------  -------  ---------  ---------
   Total operating
    expenses............   12,853   11,965   11,713   24,452   16,118      4,068      4,196
                          -------  -------  -------  -------  -------  ---------  ---------
Operating income
 (loss).................    8,954    9,199    7,095   (2,868)  11,219      1,574      4,025
Interest expense........      (78)    (116)    (431)    (993)    (417)       (62)       (65)
Gain (loss) on foreign
 currency transactions..      (32)    (246)     183       37      184         33        117
Other income (expense),
 net....................   (1,578)    (484)   3,466      669     (199)       --       1,881
                          -------  -------  -------  -------  -------  ---------  ---------
Income (loss) before
 (provision) benefit for
 income tax.............    7,266    8,353   10,313   (3,155)  10,787      1,545      5,958
(Provision) benefit for
 income tax.............    4,327   (3,946)  (4,229)  (2,083)  (3,888)      (383)    (2,264)
                          -------  -------  -------  -------  -------  ---------  ---------
Net income (loss).......  $11,593  $ 4,407  $ 6,084  $(5,238) $ 6,899  $   1,162  $   3,694
                          =======  =======  =======  =======  =======  =========  =========
Net income (loss) per
 share--basic(5)........  $  1.38  $  0.53  $  0.72  $ (0.28) $  0.29  $    0.05  $    0.15
                          =======  =======  =======  =======  =======  =========  =========
Shares used in per share
 calculation--basic(5)..    8,382    8,382    8,354   18,746   23,970     23,932     23,984
                          =======  =======  =======  =======  =======  =========  =========
Net income (loss) per
 share--diluted(5)......  $  1.38  $  0.53  $  0.72  $ (0.28) $  0.28  $    0.05  $    0.15
                          =======  =======  =======  =======  =======  =========  =========
Shares used in per share
 calculation--
 diluted(5).............    8,392    8,392    8,392   18,746   24,826     23,950     24,390
                          =======  =======  =======  =======  =======  =========  =========
Selected Operating Data:
Gross profit margin.....     38.0%    38.3%    33.1%    32.4%    35.7%      33.0%      35.3%
EBITDA(6)...............  $11,152  $10,168  $ 8,620  $10,147  $14,571  $   2,340  $   4,844
EBITDA margin(7)........     19.4%    18.4%    15.2%    15.3%    19.0%      13.7%      20.8%
Depreciation &
 amortization...........  $ 2,198  $   969  $ 1,525  $ 2,614  $ 3,352  $     766  $     819

                                                                June 30, 2000
                                                             -------------------
                                                                         As
                                                             Actual  Adjusted(8)
                                                             ------- -----------
                                                                 (Unaudited)
Balance Sheet Data:
Cash and cash equivalents................................... $12,601  $ 71,901
Working capital.............................................  33,414    95,503
Total assets................................................  71,399   130,699
Total debt..................................................  12,127     4,527
Total stockholders' equity..................................  37,259   104,159

--------
(1) Includes the effect of the recognition of net operating loss carryforwards.

(2) Includes $3.7 million of income from a settlement of patent litigation.

(3) Includes a $10.4 million writeoff of in process research and development and goodwill, related to our merger with Paradigm.

(4) Includes a $1.1 million gain, net of taxes, in the quarter ended June 30, 2000, which was composed primarily of a one time payment for a technology license.

(5) Shares used in per share calculation in fiscal years 1996 through 1999 reflect our equity capitalization as a result of the Paradigm merger. In the Paradigm merger, each outstanding share was converted into 0.057842 shares.

(6) EBITDA means operating income before depreciation and amortization. EBITDA excludes the writeoff of goodwill and in process research and development, which occurred in fiscal year 1999. Although EBITDA is a widely accepted financial concept, it should not be considered as an alternative to operating income or to cash flows from operating activities. Our management and some investors use EBITDA as an indication of operating performance.

(7) EBITDA margin is EBITDA as a percentage of net revenues.

(8) Adjusted to reflect the sale of 2 million shares of common stock offered by us at an assumed offering price of $35.81 per share, and the application of the estimated net proceeds.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

Overview

      We are a leading company in the design, development, manufacture and marketing of high power, high performance power semiconductors. Our power semiconductors improve system efficiency and reliability by converting electricity at relatively high voltage and current levels into the finely regulated power required by electronic products. We focus on the market for power semiconductors that are capable of processing greater than 500 watts of power.

      We were founded in 1983. In 1989, we acquired from ABB our semiconductor operation in Lampertheim, Germany, now called IXYS Semiconductor GmbH. This acquisition provided us with a strong foothold in Europe.

      In 1995, we reincorporated in Delaware. Also in 1995, ABB converted approximately $10.5 million in debt owed to it by us into our capital stock. In January 1998, we purchased the Lampertheim facility, which had previously been leased from ABB.

      In September 1998, IXYS Corporation merged with Paradigm Technology, a Delaware corporation that designed and marketed SRAM products, in a transaction accounted for as a reverse merger. In the merger, Paradigm issued its common stock in exchange for all outstanding shares of our capital stock. At the conclusion of the merger, IXYS stockholders held approximately 96% of the combined company, and the historic accounting records of IXYS became those of the combined company. Accordingly, Paradigm formally changed its name to "IXYS Corporation."

      In May 2000, we acquired Directed Energy, which gave us added scientific expertise and additional products related to laser diode drives, high voltage pulse generators and modulators. In connection with this acquisition, we issued 250,370 shares of our common stock to the former shareholders of Directed Energy.

      The semiconductor industry is cyclical and has from time to time experienced depressed business conditions. The semiconductor industry has historically experienced a decrease in average selling prices of products over time. From 1996 through 1998, the semiconductor industry experienced worldwide overcapacity, which caused prices to erode and was accompanied by a slowdown in the demand for semiconductors. Additionally, a number of factors can result in quarter to quarter fluctuations in operating results, including: the reduction, rescheduling or cancellation of orders by customers; fluctuations in the timing and amount of customer requests for product shipments; fluctuations in the manufacturing yields and significant yield losses; and availability of production capacity.

      In fiscal year 2000, net revenues derived from North American and international sales represented approximately 37.8% and 62.2%, respectively, of our net revenues. Of our international sales, approximately 47.6% of our net revenues were derived from sales in Europe and the Middle East and 14.6% of our net revenues were derived from sales in Asia. No single end customer accounted for more than 10% of our net revenues in fiscal year 2000. We do not hedge our foreign currency transactions. Accordingly, although many of our sales and expenses occur in the same currency, translation of foreign currencies into U.S. dollars may negatively impact us.

      We relied on external foundries for approximately 50% of our wafer fabrication requirements in fiscal year 2000, and our utilization of external foundries is expected to grow. We have arrangements with four external wafer foundries, two of which produce substantially all of the wafers provided to us by external foundries. Our principal external foundry is Samsung Electronics' facility located in Kiheung, South Korea. Our relationship with Samsung Electronics extends over 16 years. We provide our foundries forecasts for wafer fabrication six months in advance and make firm purchase commitments one to two months in advance of delivery. Other than these firm commitments, we do not have any obligations to order any minimum quantities.

Results of Operations

      The following table presents our consolidated statement of operations data for the periods indicated as a percentage of net revenues.

                                                                  Three
                                                                 Months
                                                                  Ended
                                 Years Ended March 31,          June 30,
                                 ---------------------------   -------------
                                  1998      1999      2000     1999    2000
                                 -------   -------   -------   -----   -----
Net revenues....................   100.0 %   100.0 %   100.0 % 100.0 % 100.0 %
Cost of goods sold..............    66.9      67.6      64.3    67.0    64.7
                                 -------   -------   -------   -----   -----
Gross profit....................    33.1      32.4      35.7    33.0    35.3
Operating expenses:
  Research, development and
    engineering.................     5.9       6.3       6.1     7.3     5.0
  Selling, general and
    administrative..............    14.7      30.4      14.9    16.5    13.0
                                 -------   -------   -------   -----   -----
     Total operating expenses...    20.6      36.8      21.0    23.8    18.0
                                 -------   -------   -------   -----   -----
Income (loss) from operations...    12.5      (4.3)     14.7     9.2    17.3
Interest expense................    (0.8)     (1.5)     (0.5)   (0.3)   (0.3)
Gain (loss) on foreign currency
  transactions..................     0.3       0.1       0.2     0.1     0.5
Other income (expense), net.....     6.1       0.9       0.3     --      8.1
                                 -------   -------   -------   -----   -----
Income (loss) before income
  tax...........................    18.1      (4.8)     14.1     9.0    25.6
Provision for income tax........    (7.4)     (3.1)     (5.1)   (2.2)   (9.7)
                                 -------   -------   -------   -----   -----
Net income (loss)...............    10.7 %    (7.9)%     9.0 %   6.8 %  15.9 %
                                 =======   =======   =======   =====   =====

Three months ended June 30, 2000 and June 30, 1999

      Net Revenues. Net revenues for the three months ended June 30, 2000 were $23.3 million, an increase of 36.3% from the $17.1 million reported in the same period of fiscal year 1999. International net revenues were $14.8 million for the three months ended June 30, 2000, or 63.8% of total net revenues, as compared to $10.5 million for the same period of fiscal year 1999, or 61.3% of net revenues. The increase in net revenues was attributable to an increase in unit sales volume, partially offset by a slight decrease in average selling prices. We believe that the increase in unit sales volume was largely attributable to increased demands for power conversion systems for communications infrastructure applications.

      Gross Profit. Gross profit was $8.2 million, or 35.3% of net revenues, for the three months ended June 30, 2000, as compared to $5.6 million, or 33.0% of net revenues, for the same period of fiscal year 1999. This increase was due primarily to an increase in manufacturing efficiencies as units sold increased by approximately 44%, offset by a decline in average selling prices of approximately 5%.

      Research, Development and Engineering. R&D expense was $1.2 million in the three months ended June 30, 2000, compared to $1.3 million in the same period of fiscal year 1999. R&D expense decreased to 5.0% of net revenues in the three months ended June 30, 2000, compared to 7.3% in the same period of fiscal year 1999 as a result of such expense remaining relatively constant while revenues increased.

      Selling, General and Administrative. SG&A expense was $3.0 million, or 13.0% of net revenues, in the three months ended June 30, 2000 compared to $2.8 million, or 16.5% of net revenues, in the same period of fiscal year 1999. The dollar increase was primarily related to increased selling costs on the higher revenues. The decrease in percentages was the result of selling general and administrative expenses increasing less rapidly than net revenues between the two comparative periods. We anticipate that operating expenses will fluctuate in absolute dollars and as a percentage of net sales as headcount is modified to support new product introductions, and due to changes in levels of production volume and unit shipments.

      Interest Expense. During the three months ended June 30, 2000, interest expense was $65,000 compared to $62,000 in the same period of fiscal year 1999.

      Other Income, Net. Other income, net, including gain on foreign currency transactions, increased $2.0 million to $2.0 million during the three months ended June 30, 2000, as compared to $0 for the same period of fiscal year 1999. The increase was caused primarily by receipt of a one-time payment for a technology license, partially offset by an increase in reserve for other legal expenses.

      Provision for Income Taxes. Our effective tax rate was 38% for the three months ended June 30, 2000 as compared to 25% in the same period of fiscal year 1999. The effective tax rate in the fiscal year 2000 period increased following the exhaustion of all net operating loss carryforwards in fiscal year 1999.

Years Ended March 31, 2000 and March 31, 1999

      Net Revenues. Net revenues for fiscal year 2000 were $76.6 million, a 15.2% increase from net revenues of $66.5 million in fiscal year 1999. International net revenues were $47.6 million for fiscal year 2000, or 62.2% of net revenues, as compared to $42.8 million for fiscal year 1999, or 64.3% of net revenues. The increase is primarily related to an approximately 7% increase in units shipped in fiscal year 2000 as compared to fiscal year 1999, and an approximately 8% increase in average selling prices across our product line. We believe that the increase in unit sales volume was largely attributable to increased demand for power conversion systems for communications infrastructure applications.

      Gross Profit. Gross profit was $27.3 million, or 35.7% of net revenues in fiscal year 2000, as compared to $21.6 million, or 32.4% of net revenues, in fiscal year 1999. The increase in margins was primarily due to higher average selling prices relating to increased demand for our products and greater revenue earned during the year.

      Research, Development and Engineering. During fiscal year 2000, R&D expense was $4.7 million, or 6.1% of net revenues, as compared to $4.2 million, or 6.3% of net revenues, in fiscal year 1999. The dollar increase was due to higher engineering headcount in fiscal year 2000, as well as an increase in the number of R&D projects. As a percentage of revenues, R&D expense decreased as a result of such expense increasing at a relatively slower rate than revenues.

      Selling, General and Administrative. During fiscal year 2000, SG&A expense was $11.5 million, or 14.9% of net revenues, as compared to $20.3 million, or 30.4% of net revenues, in fiscal year 1999. The decrease reflects a $10.4 million writeoff of in process research and development and goodwill related to the Paradigm merger in fiscal year 1999. Absent these writeoffs, SG&A expense in fiscal year 1999 would have been $9.9 million, or 14.8% of net revenues.

      Interest Expense. During fiscal year 2000, interest expense was $417,000, as compared to $993,000 in fiscal year 1999. The decrease is due to lower interest rates for the year as well as repayment of loans throughout fiscal year 2000.

      Other Income (Expense), Net. Other income (expense), net, including gain on foreign currency transactions, in fiscal year 2000 was ($15,000), as compared to $706,000 in fiscal year 1999.

      Provision For Income Taxes. The fiscal year 2000 provision for income taxes reflects an effective tax rate of 36% in fiscal year 2000, as compared to the fiscal year 1999 provision for an effective income tax rate of 29%, excluding the effect of a $10.4 million nondeductible writeoff related to our merger with Paradigm.

Years Ended March 31, 1999 and March 31, 1998

      Net Revenues. Net revenues for fiscal year 1999 were $66.5 million, a 17.0% increase from net revenues of $56.9 million in fiscal year 1998. International net revenues were $42.8 million for fiscal year 1999, or 64.3% of net revenues, as compared to $35.7 million for fiscal year 1998, or 62.8% of net revenues. The increase in net revenues is primarily related to a 39% increase in units shipped in fiscal year 1999 as compared to fiscal year 1998, partially offset by a 16% decrease in average selling prices resulting from a shift in our product mix. We believe that the increase in unit sales volume was largely attributable to increased demand for power conversion systems for communications infrastructure applications.

      Gross Profit. Gross profit was $21.6 million, or 32.4% of net revenues, as compared to $18.8 million, or 33.1% of net revenues, in fiscal year 1998. The decrease was due to average selling prices which, in connection with a shift in our product mix, declined at a somewhat faster rate than our ability to reduce our cost of goods sold.

      Research, Development and Engineering. During fiscal year 1999, R&D expense was $4.2 million, or 6.3% of net revenues, as compared to $3.3 million, or 5.9% of net revenues, in fiscal year 1998. This increase was due to higher engineering headcount in fiscal year 1999.

      Selling, General and Administrative. During fiscal year 1999, SG&A expense was $20.3 million, or 30.4% of net revenues as compared to $8.4 million, or 14.7% of net revenues, in fiscal year 1998. The increase reflects a $10.4 million writeoff of in process research and development and goodwill related to our merger with Paradigm.

      Interest Expense. During fiscal year 1999, interest expense was $993,000, as compared to $431,000 in fiscal year 1998. The increase was due to higher average borrowings to fund additional working capital in fiscal year 1999, as compared to fiscal year 1998.

      Other Income, Net. Other income, net, including gain on foreign currency transactions, in fiscal year 1999 was $706,000, as compared to $3.6 million in fiscal year 1998, which included our receipt of $3.7 million attributable to the settlement of a patent claim.

      Provision For Income Taxes. The fiscal year 1999 provision for income taxes reflects an effective tax rate of 29%, excluding the effect of a nondeductable writeoff related to our merger with Paradigm, as compared to an effective income tax rate of 41% in fiscal year 1998.

Quarterly Results of Operations

      The following table shows, for the periods indicated, selected data from our consolidated statements of operations. This selected data has been derived from our unaudited consolidated financial statements, and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of the results of operations for these periods.

      This unaudited selected quarterly financial data should be read in conjunction with the consolidated financial statements and notes included elsewhere in this prospectus. Our operating results in any quarter are not necessary indicative of the results that may be expected from any future period.

                          Sept.    Dec.              June    Sept.   Dec.              June
                           30,      31,   Mar. 31,    30,     30,     31,   March 31,   30,
                         1998(1)   1998   1999(2)    1999    1999    1999     2000     2000
                         -------  ------- --------  ------- ------- ------- --------- -------
                                                   (in thousands)
Net revenues............ $16,449  $16,890 $16, 915  $17,072 $17,417 $19,592  $22,546  $23,274
Gross profit............   5,820    4,767    6,178    5,642   6,340   6,938    8,417    8,221
Operating income
  (loss)................  (3,749)     292   (5,285)   1,574   2,485   2,941    4,219    4,025
Net income (loss).......  (4,480)      71   (6,037)   1,162   1,571   1,789    2,375    3,694

--------
(1)Includes a $5,807 writeoff of in process R&D.
(2)Includes a $3,475 writeoff of goodwill.

Liquidity and Capital Resources

      We have financed our operations to date through the sale of equity, lease financing and bank borrowings. As of June 30, 2000, cash and cash equivalents were $12.6 million, an increase of $3.1 million from cash and cash equivalents of $9.5 million at March 31, 2000. The increase in cash and cash equivalents was primarily due to cash received in payment of a technology license and cash generated from operations.

      There are two line of credit facilities available to us. In the United States, we have a line of credit with a U.S. bank that consists of a $5.0 million commitment amount which is available through December 2000. The line bears interest at the bank's prime rate (9.5% at June 30, 2000). The line is collateralized by certain assets and contains certain general and financial covenants. At June 30, 2000, we had drawn $2.1 million against such line of credit.

      In Germany, we have two lines of credit with German banks that, as of June 30, 2000, consisted of:

    . DM 1.5 million ($731,279) commitment amount with an outstanding balance of DM 1.5 million ($731,279), bearing interest at 3.5% at June 30, 2000. This line of credit is secured by compensating balances.

    . DM 7.0 million ($3.4 million) commitment amount without any outstanding balance. This line supports a letter of credit facility.

      Our accounts receivable at June 30, 2000 were $16.5 million, a decrease of 2.1% as compared to March 31, 2000. Our inventories at June 30, 2000 were $24.0 million, an increase of 11.8% as compared to March 31, 2000. Net plant and equipment at June 30, 2000 were $10.8 million, an increase of 5.8% as compared to March 31, 2000.

      We believe that the net proceeds of this offering, together with cash generated from operations, and banking facilities will be sufficient to meet our cash requirements for at least the next 18 months. From time to time, we consider acquisitions and strategic investments. To the extent that our available funds are insufficient to meet our capital requirements, we will be required to raise additional funds. There can be no assurance that additional financing will be available on acceptable terms, if at all. The lack of such financing, if needed, would have a material adverse effect on our business, financial condition and results of operations.

New Accounting Standards

      In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard 133, "Accounting for Derivative Instruments and Hedging Activities," or SFAS No. 133. SFAS No. 133 will require us to recognize all derivatives on the balance sheet at fair value. SFAS No. 133 requires that derivative instruments used to hedge be identified specifically as to assets, liabilities, firm commitments or anticipated transactions and measured as to effectiveness and ineffectiveness when hedging changes in fair value or cash flows. Derivative instruments that do not qualify as either a fair value or cash flow hedge will be valued at fair value with the resultant gain or loss recognized in current earnings. Changes in the effective portion of fair value hedges will be recognized in current earnings along with the change in fair value of the hedged item. Changes in the effective portion of the fair value of cash flow hedges will be recognized in other comprehensive income until realization of the cash flows of the hedged item through current earnings. Any ineffective portion of hedges will be recognized in current earnings.

      In June 1999, the FASB issued SFAS No. 137, "Deferral of the Effective Date of FASB Statement No. 133," to defer for one year the effective date of implementation of SFAS No. 133. SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000, with earlier application encouraged. We are in the process of evaluating the requirements of SFAS Nos. 133, but do not expect this pronouncement to materially impact our financial position or results of operations.

      In December 1999, the SEC issued Staff Accounting Bulletin No. 101, or SAB 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. In March 2000, the SEC issued SAB No. 101A, to defer for one quarter the effective date of implementation of SAB No. 101 with earlier application encouraged. We do not expect the adoption of SAB 101 to have a material effect on our financial position or results of operations.

      In March 2000, the FASB issued FASB interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation: An Interpretation of APB Opinion No. 25," or Fin 44. Fin 44 clarifies the definition of an employee for purposes of applying Accounting Practice Board Opinion No. 25, "Accounting for Stock Issued to Employees," or APB 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. This interpretation is effective July 1, 2000, but certain conclusions in this interpretation are not expected to have a material effect on our financial position or results of operations.

Year 2000 Conversion

      We have not experienced any known material adverse impacts on our current products, internal information systems, and non-information technology systems (equipment and systems) as a result of the Year 2000 issue. We made capital expenditures and incurred related expenses of approximately $330,000 to prepare ourselves for the Year 2000 conversion. No system projects were deferred in relation to the Year 2000 issue.

                                    BUSINESS

      We are a leading company in the design, development, manufacture and marketing of high power, high performance power semiconductors. Our power semiconductors improve system efficiency and reliability by converting electricity at relatively high voltage and current levels into the finely regulated power required by electronic products. We focus on the market for power semiconductors that are capable of processing greater than 500 watts of power.

      Our power semiconductor products have historically been divided into two primary categories, power metal oxide semiconductor, or MOS, transistors and bipolar products. Our power semiconductors are sold separately and are also packaged in high power modules that frequently consist of multiple semiconductor dies. In fiscal year 2000, power semiconductors constituted approximately 92% of our revenues, which included 45% from power MOS transistors and 47% from bipolar products. In fiscal year 2000, we sold our first gallium arsenide product, which we believe will become a primary product category. In addition to power semiconductors, we manufacture our proprietary direct copper bond, or DCB, substrate for use in our own power semiconductors as well as for sale to other power semiconductor manufacturers. We also sell integrated circuits, or ICs, that have applications associated with power management, and high speed, high density static random access memory, or SRAM, products.

      Our products are used primarily to control electricity in:

    . power conversion systems, including uninterruptible power supplies, or UPS, and switch mode power supplies, or SMPS, for communications infrastructure applications such as wireless base stations, network servers and telecommunication switching stations;

    . motor drives for industrial applications such as industrial transportation, robotics and process control equipment; and

    . medical electronics for sophisticated applications, such as defibrillators and medical imaging.

      In fiscal year 2000, we sold our products to over 2,000 customers worldwide. Our major customers include Agilent Technologies, ASCOM, Emerson Electric, Eurotherm, Guidant, Medtronic, Rockwell International, Siemens and Still. In many cases, our customers incorporate our products into systems sold to their own customers, which include Ericsson, General Electric, General Motors, Hewlett Packard, IBM, Motorola, Nokia and Outboard Marine Corporation.

Industry Background

      Demand for electricity in the 21st century is forecasted to increase faster than demand for other forms of energy. Electrical energy is demanded worldwide at an increasing rate due to the:

    . proliferation of technologies that require electricity, including computers, telecommunications equipment and the infrastructure to support portable electronics;

    . increased usage of electronic content in traditional products such as airplanes, automobiles and home appliances;

    . increased use of automation and electrical processes in industry and mass transit systems; and

    . penetration of technology into developing countries.

      Not only is demand increasing, but the requirements for electricity are also changing. Electronic products in all markets are becoming increasingly sophisticated, offering more "intelligence" through the use of microprocessors and additional components. For example, the Information Technology Industry Council reports that computers represented 13% of U.S. electrical consumption in 1998, versus only 6% in 1994. The increasing complexity of such products requires more precisely regulated power quality and greater power reliability. In addition, the increasing costs of electricity, coupled with governmental regulations and environmental concerns, have caused an increased demand for energy efficiency.

      Power semiconductors are used to provide the precisely regulated power required by sophisticated electronic products and equipment and address the growing demand for energy efficiency. In most cases, power semiconductors:

    . convert or "rectify" alternating current, or AC, power delivered by electrical utilities to direct current, or DC, power which is required by most electronic equipment;

    . convert DC power at a certain voltage level to DC power at a different voltage level to meet the specific voltage requirement for an application;

    . invert DC power to high frequency AC power to permit the processing of power using substantially smaller electronic components; or

    . rectify high frequency AC power from switch-mode power supplies to meet the specific DC voltage required by an application.

      The more sophisticated the end product, the greater its need for specially formatted, finely regulated power, and the greater its need for a high performance power semiconductor. According to the Digital Power Report, less than 15% of the world's electricity is currently switched by power semiconductors, but this percentage is expected to grow significantly to meet the need for higher quality power.

      Power semiconductors improve system efficiency and reliability by processing and converting electrical energy into more usable, higher quality power. Specifically, power semiconductors are used primarily in controlling energy in power conversion systems, including switch mode power supplies, or SMPS, and uninterruptible power supplies, or UPS, and motor drive controls. Switch mode power supplies efficiently convert power to meet the specific voltage requirements of an application, such as communications equipment. Uninterruptible power supplies provide a short term backup of electricity in the event of power failure. Motor drive controls regulate the voltage, current and frequency of power to a motor.

Market Size and Trends

      Statistics published by the Semiconductor Industry Association project that the worldwide market for all power semiconductors, including discrete and integrated circuits, will grow at a 20% compound annual growth rate, from $10.5 billion in 1999 to $18.1 billion in 2002. Based on this same data, we believe the specific markets we serve will grow even faster, at a 25% compound annual growth rate, from $7.6 billion in 1999 to $14.9 billion in 2002.

      The primary markets we serve are characterized by complex technological development and higher power level requirements. We believe the following key trends are driving the demand for our products:

      Growth in communications devices and infrastructure. The worldwide communications industry has experienced rapid growth in recent years, fueled largely by growth in the Internet, deregulation, competition, privatization and other technological advances, including the convergence of voice, video and data communication. The proliferation of electronic devices and the infrastructure to support them is resulting in increasing power level requirements and the demand for greater power reliability.

      Increased demand for energy efficiency in motor drives. Electronic motors consume approximately one-half of the world's electricity. Due to costs and complexity, motor controls that permit variable speed operation, which in turn reduce energy consumption, have been predominantly used only in higher end applications. However, recent advancements in power management enable more cost effective variable-speed motor controls, which increase energy efficiency and improve performance in a wide range of industrial and commercial applications, such as heating, ventilation and air conditioning, or HVAC, systems.

      Emergence of new applications in medical electronics. Continued advancements in medical technologies are resulting in more and more sophisticated medical electronic devices. Power semiconductors can greatly reduce the size of equipment and improve the precision of medical measurements and functionality. For example, power semiconductors have enabled cardiac defibrillators to become much smaller and more portable, improving the ability to install these devices in more non-medical establishments, such as airplanes and office buildings.

      Development of new technologies for power management. New technologies such as the use of radio frequency, or RF, for nontraditional power applications are opening new markets for power semiconductors. For example, RF based semiconductor production equipment is migrating to high frequency power MOS transistors from traditional RF tubes. Additionally, material sciences developments, such as gallium arsenide, are enabling the production of higher power density power management products, such as those required for wireless base stations.

      Demand for increasing power density. The need for higher levels of power in end use applications is causing purchasers of power semiconductors to demand more power for their applications from the same physical space. In the communications industry, the growth in bandwidth demands is requiring communications equipment providers to add more equipment or more powerful equipment to confined spaces in highly populated areas. As a result, power semiconductor manufacturers are being required to design and produce products that enable their customers to expand power levels without expanding product footprints, or maintaining levels of power while shrinking product footprints.

Our Strategy

      Since our inception, we have focused on meeting the needs of the high power, high performance segment of the power semiconductor market. We intend to continue building a leading position within our targeted segment of this market by pursuing the following strategies:

      Maintain technological focus on high power, high performance market. Our technological expertise enables us to focus on the high power, high performance power semiconductor market. Due to technological complexities, fewer industry players compete in this market, resulting in a more favorable competitive environment for us. We believe our technological expertise differentiates us from most of our competitors. This expertise encompasses a wide range of scientific disciplines and technical capabilities, including physics, mechanical engineering, chemistry, circuit design, material science and packaging. Using our technological expertise, we continually introduce innovative products. For example, we have recently brought to market a gallium arsenide rectifier, one use of which will permit increased power density in wireless base stations.

      Target rapid growth opportunities within the high power, high performance market. We select the specific markets where we intend to compete by evaluating their potential growth, our ability to establish an advantage based upon our technological capabilities and the performance of competing products. For example, to capitalize on the power density and switching speed of our products, we have entered the telecommunications and data communications segments of the communications infrastructure market. These segments include applications for wireless base stations, internet servers for co-location facilities and storage area networks.

      Continue to diversify markets, customers and products. We believe that diversifying the markets and customers we serve and the products we produce enables us to minimize the traditional cyclical effects of the semiconductor industry on our business. We have a significant market presence in Europe, North America and Asia, the three principal geographic markets for high performance power semiconductors. Moreover, our products are used in a broad range of applications, from communications infrastructure to industrial automation to medical electronics, thereby reducing our reliance on customers from any particular industry. Our product line spans a broad range of functionality and price, which allows us to provide an appropriate solution to most of our customers' power semiconductor needs. This product diversity permits our customers to reduce the number of their suppliers by enabling them to purchase a substantial portion of their power semiconductor needs from us.

      Pursue selective acquisition and investment strategy. We seek to access additional technological capabilities and complementary product lines through selective acquisitions and strategic investments. For example, we added scientific expertise and additional products related to laser diode drivers, high voltage pulse generators and modulators through the acquisition of Directed Energy in May 2000. We believe there are significant opportunities to capitalize on our extensive distribution system and market additional products to many of our 2,000 customers.

      Collaborate with select companies on product development. We seek to enter into collaborative arrangements with existing and potential customers in attractive end user markets in order to optimize our products for their use. We believe that our ability to provide technical assistance to these companies in the design of their hardware and software systems encourages the incorporation of our products in their devices. For example, we partnered with manufacturers of portable defibrillators at an early stage in the development of this market, and we have become a leading supplier of power semiconductors for these devices. In addition, we have had over 200 design wins in each of the last three years.

      Optimize mix between internal and external manufacturing. We intend to continue using both internal wafer fabrication facilities and our external foundry relationships. We also seek to balance our product assembly through multiple sourcing relationships. These strategies enable us to maximize our manufacturing efficiency and flexibility. We believe that our internal manufacturing capabilities enable us to lower our manufacturing cost with respect to certain products, bring products to market more quickly than would be possible if we were required to rely exclusively on external foundries, retain certain proprietary aspects of our process technology and more quickly introduce new process and product innovations through close collaboration between our design and process engineers. Our alliances with external foundries and assembly subcontractors allow us to substantially reduce capital spending and manufacturing overhead expenses, obtain competitive pricing and technologies and expand manufacturing capacity more rapidly than could be achieved with internal facilities alone.

Products

      Our power semiconductor products have historically been divided into two primary categories, power MOS transistors and bipolar products. Our power semiconductors are sold separately and are also packaged in high power modules that frequently consist of multiple semiconductor dies. In fiscal year 2000, power semiconductors constituted approximately 92% of our revenues, which included 45% from power MOS transistors and 47% from bipolar products. In fiscal year 2000, we sold our first gallium arsenide product, which we believe will become a primary product category. In addition to power semiconductors, we manufacture our proprietary DCB substrate for use in our own power semiconductors as well as for sale to other power semiconductor manufacturers. We also sell ICs that have applications associated with power management, and high speed, high density SRAM products.

 Power MOS Transistors

      Power MOS transistors offer significant price/performance benefits over traditional bipolar transistors. Power MOS transistors operate at much greater switching speeds, which allow the design of smaller and less costly end products due primarily to the smaller and less expensive peripheral components required at higher switching frequencies. Power MOS transistors are activated by voltage rather than current, so they require less external circuitry to operate, making them more compatible with IC controls. Power MOS transistors also offer more reliable long term performance and are more rugged, permitting them to better withstand adverse operating conditions. Our power MOS transistors consist of power MOSFETs and IGBTs.

      Power MOSFETs. A power MOSFET, or metal oxide semiconductor field effect transistor, is a switch controlled by voltage at its gate. Power MOSFETs are used in combination with passive components to vary the amperage and frequency of electricity by switching on and off at high frequency.

      Our power MOSFETs are used primarily in power conversion systems and are focused on higher voltage applications ranging from 60 to 1,100 volts. Our power MOSFETs have on state resistance among the lowest available for a given die size and voltage. Lower on state resistance results in increased efficiency of a power semiconductor device. We believe that as the power requirements of workstations, servers and other computers increase as the result of larger and more powerful microprocessors, disk drives and CD/ROMs, the designers of power supplies will increasingly demand higher power density. MOSFETs accommodate this need by providing higher power without increasing the physical size of the power supply incorporated into the equipment.

      IGBTs. IGBTs, or insulated gate bipolar transistors, also are used as switches. IGBTs have achieved many of the advantages of power MOSFETs and of traditional bipolar technology by combining the voltage controlled switching features of power MOSFETs with the superior conductivity and energy efficiency of bipolar transistors. For a given semiconductor die size, IGBTs can operate at higher currents and voltages, making them a more cost effective device compared to power MOSFETs for high energy applications. The principal tradeoff of IGBTs compared to power MOSFETs is the switching speed of IGBTs, which is slower than that of power MOSFETs. IGBTs are seldom used in applications where very fast switching is required, including SMPS operating at speeds over 150 kilohertz.

      Since inception, we have been a leader in the development of IGBTs for high voltage applications. In 1986, we introduced the first 800 volt, 50 amp device into the market. Our current products are focused on voltage applications ranging from 300 volts to 2,000 volts. Our IGBTs are used principally in AC motor drives and defibrillators.

 Bipolar Products

      Bipolar products are also used to process electricity, but are activated by current rather than voltage. Bipolar products are capable of switching electricity at substantially higher power levels than power MOS transistors. However, switching speeds of bipolar products are slower than those of power MOS transistors, and as a result, bipolar products are preferred where very high power is required. Our bipolar products consist of rectifiers and thyristors.

      Rectifiers. Rectifiers convert AC power to DC power and are used primarily in input and output rectification and inverters. Our rectifiers are used in DC and AC motor drives, power supplies, lighting and heating controls and welding equipment.

      A subset of our rectifier product group is a very fast switching device known as a FRED, or fast recovery epitaxial diode. FREDs limit spikes in voltage across the power switch to reduce power dissipation and electromagnetic interference. Our FREDs are used principally in AC motor drives and power supplies.

      Thyristors. Thyristors are switches that can be turned on by a controlled signal and turned off only when the output current is reduced to zero, which occurs in the flow of AC power. Thyristors are preferred over power MOSFETs and IGBTs in high voltage, low frequency AC applications because their on state resistance is lower than the on state resistance of power MOSFETs and IGBTs. Our thyristors are used in motor drives, defibrillators, power supplies, lighting and heating controls and welding.

 Gallium Arsenide Products

      Commencing in fiscal year 2000, we began to sell gallium arsenide products. Our first gallium arsenide product is a Schottkey rectifier, useful for high power density applications, such as power supplies for wireless communications base stations. Gallium arsenide offers higher frequency and higher temperature operation, enabling substantially greater power density than silicon based solutions.

 Other Products

      We manufacture our proprietary DCB substrates for use in our own semiconductor products as well as for sale to a variety of customers, including those in the power semiconductor industry. DCB technology cost effectively provides excellent thermal transfer while maintaining high electrical isolation. This technology addresses thermal fatigue and die cracking problems encountered by manufacturers of power semiconductor modules utilizing traditional copper base plates.

      We also market ICs that have applications associated with power semiconductors, such as high voltage current regulators, motion controllers, digital pulse width modulators and power MOSFET/IGBT drivers. Additionally, we manufacture and sell laser diode drivers, high voltage pulse generators and modulators and sell synchronous and asynchronous SRAMs, a legacy product from the Paradigm merger. Our SRAMs are available in a variety of configurations and commercial and industrial temperature range versions.

Customers and Applications

      Our power semiconductors are used primarily to control electricity in power conversion systems, motor drives and medical electronics. The following table summarizes the primary categories of uses for power semiconductors, our products used in each category, the end user applications served by these products and our representative customers for each category.

               IXYS
Category       Products   End User Applications              Selected Customers
--------       --------   ---------------------              ------------------
Power
  Conversion
  Systems      FREDs      SMPS and UPS for:                  Alpha Technologies
               IGBTs       . wireless base stations          ASCOM
               Modules     . internet co-location facilities Delta Electronics
               MOSFETs     . storage area networks           Emerson Electric
               Rectifiers RF generators                      Lucent Technologies
                                                             Power-One
                                                             Schneider Group
                                                             Transistor Devices

Motor Drives   FREDs      Industrial transportation          Emerson Electric
               IGBTs      Robotics                           Eurotherm
                                                             Rockwell
               Modules    Process control equipment          International
               MOSFETs    Machine tools                      Siemens
               Thyristors Electric vehicles                  Still

Medical                                                      Agilent
  Electronics  IGBTs      Defibrillators                     Technologies
               MOSFETs    Medical imaging devices            Guidant
               Thyristors Laser power supplies               Medtronic

      We also sell our power semiconductor chips and DCB substrates to other power semiconductor companies for use in their modules. These customers include Infineon, International Rectifier, Powersem and Tyco.

Sales and Marketing

      We sell our products by means of a worldwide selling organization that includes direct sales personnel, independent representatives and distributors managed through our Santa Clara, California and Lampertheim, Germany offices. We employ 24 people in sales and marketing and customer support and service. We currently use 18 sales representative organizations and six distributors in North America and 19 sales representative organizations and 42 distributors in the rest of the world. During fiscal years 1998, 1999 and 2000, sales to distributors accounted for approximately 46%, 41% and 42% of net revenues, respectively.

      In fiscal year 2000, net revenues derived from North American and international sales represented approximately 37.8% and 62.2%, respectively, of our net revenues. Of our international sales, approximately 47.6% of our net revenues were derived from sales in Europe and the Middle East and 14.6% of our net revenues were derived from sales in Asia. No single end customer accounted for more than 10% of our net revenues in fiscal year 2000.

      We market our products through advertisements, technical articles and press releases that appear regularly in a variety of trade publications, as well as through the dissemination of brochures, data sheets and technical manuals. Additionally, we participate in industry trade shows on a regular basis. We also have a presence on the Internet through a worldwide web page that enables engineers to access and download technical information and data sheets.

Research and Development

      We believe that we successfully compete in the power semiconductor market because of our ability to design, develop and introduce to the market on a timely basis new products offering technological improvements. We are a pioneer in technology with respect to higher power IGBTs, IGBT modules and DCB substrates. While the time from initiation of design to volume production of new power semiconductors products often takes 18 months or longer, our power semiconductors have a product lifetime exceeding an average of 10 years. During fiscal years 1999 and 2000, our research and development expenses were approximately $4.2 million and $4.7 million, respectively. As of September 1, 2000, we employed 36 people in engineering and research and development activities.

      We are engaged in ongoing research and development efforts focused on enhancements to existing products and the development of new products. Currently, we are pursuing research and development projects with respect to:

    . increasing the voltage operating range of our MOS and bipolar products;

    . developing new gallium arsenide products;

    . developing higher power IGBT modules;

    . developing a complete range of high voltage, bipolar MOS products;

    . improving our multiple die module assembly technology; and

    . expanding our line of power management IC products.

Research and development activities are conducted in collaboration with manufacturing activities to help expedite new products from the development phase to manufacturing and to more quickly implement new process technologies.

      Our research and development efforts also include participation in technology collaborations with universities and research institutions. These technology collaborations allow research and development activities that would otherwise require potentially cost prohibitive capital expenditures since the necessary capital equipment is often available at research institutes and universities. Through these technology collaborations, we are able to maximize our range of research and development activities without diffusing the focus of our internal research and development work.

Patents

      We hold 96 patents, including 59 that have been issued in the U.S. and 37 that have been issued in international jurisdictions. We rely on a combination of patent rights, copyrights and trade secrets to protect the proprietary elements of our products. Our policy is to file patent applications to protect technology, inventions and improvements that are important to our business. We also seek to protect our trade secrets and proprietary technology, in part, through confidentiality agreements with employees, consultants and other parties.

      While we believe that our intellectual property rights are valuable, we also believe that factors such as innovative skills, technical expertise, the ability to adapt quickly to new technologies and evolving customer requirements, product support and customer relations are of greater competitive significance.

Manufacturing and Facilities

      The production of our products is a highly complex and precise process. We manufacture our products in our own manufacturing facilities and by utilizing external wafer foundries and subcontract assembly facilities. We divide our manufacturing operations into three key areas, wafer fabrication, assembly and test.

      Wafer Fabrication. We own an approximately 170,000 square foot manufacturing facility in Lampertheim, Germany at which we fabricate all of our bipolar products. We also fabricate our 1,600 volt and higher power MOS devices at this facility in order to protect our process technologies. We believe that our internal fabrication capabilities enable us to lower our manufacturing cost with respect to certain products, bring products to the market more quickly than would be possible if we were required to rely exclusively on external foundries, retain certain proprietary aspects of our process technology and more quickly introduce new process innovations.

      In addition to maintaining our own fabrication facility, we have established alliances with selected foundries for wafer fabrication. This approach allows us to reduce substantial capital spending and manufacturing overhead expenses, obtain competitive pricing and technologies and expand manufacturing capacity more rapidly than could be achieved with internal foundries alone. We retain the flexibility to shift the production of our products to different or additional foundries for cost or performance reasons. Our product designs enable the production of our devices at multiple foundries using well established and cost effective processes.

      We relied on external foundries for approximately 50% of our wafer fabrication requirements in fiscal year 2000, and our utilization of external foundries is expected to grow. We have arrangements with four external wafer foundries, two of which provide substantially all of the wafers provided to us by external foundries. Our principal external foundry is Samsung Electronics' facility located in Kiheung, South Korea. Our relationship with Samsung Electronics extends over 16 years. We provide our foundries forecasts for wafer fabrication six months in advance and make firm purchase commitments one to two months in advance of delivery. Other than these firm commitments, we do not have any obligations to order any minimum quantities.

      Wafer fabrication of power semiconductors generally employs process technology and equipment already proven in IC manufacturing. Power semiconductors are manufactured using fabrication equipment that is one or more generations behind the equipment used to fabricate leading edge ICs. Used fabrication equipment can be obtained at prices substantially less than the original cost of such equipment or than the cost of current equipment applying the latest technology. Consequently, the fabrication of power semiconductors is less capital intensive than the fabrication of ICs.

      Assembly. Packaging or assembly is the sequence of production steps that divide the wafer into individual chips and enclose the chips in external structures, termed packages, that make them useable in a circuit. Discrete manufacturing involves the assembly and packaging of single die devices. Module manufacturing involves the assembly of multiple devices within a single package. The resulting packages vary in configuration, but all have leads which are used to mount the package through holes in the customer's printed circuit boards.

      Most of our wafers are sent to independent subcontract assembly facilities. We have equipment at, or manufacturing supply arrangements with, assembly subcontractors located in Asia and Europe in order to take advantage of low assembly costs. Approximately 60% of our products are assembled at external assembly facilities, and the remainder are assembled in our Lampertheim facility.

      Test. Generally, each die on our wafers is electrically tested for performance after wafer fabrication. Following assembly, our products are returned to Santa Clara or Germany for testing and final inspection prior to shipment to customers. We lease an approximately 20,000 square foot facility in Santa Clara, California, which also houses our corporate offices. We test substantially all of our IGBTs, power MOSFETs and ICs in Santa Clara, California and test our bipolar and custom MOS modules in Lampertheim, Germany.

Competition

      The power semiconductor industry is intensely competitive and is characterized by price competition, technological change, limited fabrication capacity, international competition and manufacturing yield problems. The competitive factors in the market for our products include:

    . product quality, reliability and performance;

    . product features;

    . timely delivery of products;

    . price;

    . breadth of product line;

    . design and introduction of new products; and

    . technical support and service.

      We believe that we are able to effectively compete in the power semiconductor market, and in the higher power segment of this market in particular, because of our broad product line in the higher power segment, our ability to focus on technical resources on the development of higher power semiconductors, our ability to target new market opportunities and extensions of existing power semiconductor applications more quickly than may be possible by a larger, more diversified organization and our ability and willingness to collaborate with customers to provide custom products. We believe that we are one of only a few companies focused on the development and marketing of high power, high performance semiconductors capable of performing all of the basic functions of power semiconductor design and manufacture.

      Our primary competitors include Advanced Power Technology, Fuji, International Rectifier, Infineon, On Semiconductor, Semikron International, Powerex, STMicroelectronics, Siemens and Toshiba.

Backlog

      At June 30, 2000, our backlog of orders was approximately $38 million, as compared with $18 million at June 30, 1999. Backlog represents firm orders anticipated to be shipped within the next 12 months. Our business and, to a large extent, that of the entire semiconductor industry is characterized by short term order and shipment schedules. Because orders constituting our current backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser without significant penalty, backlog is not necessarily an indication of future revenues.

Employees

      At September 1, 2000, we employed 368 employees, of whom 36 were primarily engaged in engineering and research and development activities, 24 in marketing, sales and customer support, 283 in manufacturing and 25 in administration and finance. Of these employees, 48 hold engineering or science degrees, including 11 Ph.D.s. Certain employees at our Lampertheim facility are subject to collective bargaining agreements. There have been no work stoppages at any of our facilities to date. We believe that our employee relations are good.

Legal Proceedings

      From time to time in our industry, participants become involved in litigation over intellectual property rights and other matters. On June 22, 2000, International Rectifier filed an action for patent infringement against us in the United States District Court for the Central District of California, alleging that certain of our products sold in the United States, including but not limited to four specified power MOSFET parts, infringe at least five identified U.S. patents owned by International Rectifier. International Rectifier's complaint against us alleges that our infringement of its patents has been and continues to be willful and deliberate, seeks to enjoin us from further infringement, and requests an award of unspecified, actual monetary damages, but no less than a reasonable royalty on the products that we sell which are claimed to infringe International Rectifier's patents. International Rectifier also seeks to have the claimed damages trebled. We have answered the complaint, denied any infringement and have asserted that International Rectifier's patents are invalid and unenforceable for, among other reasons, failure of International Rectifier to properly disclose known prior art during its prosecution of the patents in suit, and that International Rectifier's claims are barred by reason of the doctrines of estoppel and laches. In prior years, International Rectifier has approached us on several occasions and requested that we enter into royalty-bearing license agreements with them, covering the technology identified in their patents. We have declined to do so, based upon our belief that our products do not infringe the International Rectifier patents. The suit is in the early stages of discovery, and it is our intent to vigorously contest the claims of International Rectifier. It is possible that as discovery progresses International Rectifier may expand its assertions to include additional products we sell, other than those specified in the complaint. While we believe our defenses to the infringement claims are meritorious, there can be no assurance of a favorable outcome in this suit. In the event of an adverse outcome, any damages awarded by the court could be materially adverse to our financial condition and results of operations.

      We are also involved in a class action lawsuit in Santa Clara County, California Superior Court brought on behalf of California purchasers of our common stock between November 20, 1995 and March 22, 1996, prior to the Paradigm merger, alleging violations of federal and state securities laws. We have denied the claims set forth in that lawsuit, which remains in discovery. A similar lawsuit filed in the United States District Court for the Northern District of California was dismissed with prejudice in 1999, but there can be no assurance that we will be successful in the defense of the remaining state court lawsuit. See Note 7 of Notes to Consolidated Financial Statements.

      We are also from time to time a party to litigation or claims that arise out of the ordinary conduct of our business, which can include matters related to employment, commercial transactions, contracts or the environment.

                                   MANAGEMENT

Directors, Executive Officers and Key Employees

      The following table sets forth as of September 1, 2000, the names, ages and positions of our directors, executive officers and other key employees:

     Name               Age Position
     ----               --- --------
     Nathan Zommer.....  52 Chairman of the Board, President and Chief
                            Executive Officer
     Arnold Agbayani...  55 Vice President, Finance and Administration, Chief
                            Financial Officer, Secretary and Director
     Peter Ingram......  52 Vice President, European Operations
     Kevin McDonough...  49 Vice President, U.S. Operations
     Andreas Sperner...  54 Vice President, Sales and Marketing, Europe
     Clifford Knudsen..  58 Vice President, Sales, North America
     Kent Paris........  59 Vice President, Sales, Far East and Canada
     Donald Feucht.....  66 Director
     Andreas Hartmann..  56 Director
     Samuel Kory.......  57 Director
     Joon Lee..........  61 Director

      Nathan Zommer. Dr. Zommer, our founder, has served as a member of our board of directors since our inception in 1983, and has served as Chairman of the Board, President and Chief Executive Officer since March 1993. From 1984 to 1993, Dr. Zommer served as our Executive Vice President. Prior to founding IXYS Dr. Zommer served in a variety of positions with Intersil, Hewlett Packard and General Electric, including as a scientist in the Hewlett Packard Laboratories and Director of the Power MOS Division for Intersil/General Electric. Dr. Zommer received his B.S. and M.S. degrees in Physical Chemistry from Tel Aviv University and a Ph.D. in Electrical Engineering from Carnegie-Mellon University.

      Arnold Agbayani. Mr. Agbayani has served as our Vice President, Finance and Administration and Chief Financial Officer, Secretary and Director since 1993. From 1989 to 1993, he served as our Controller. Prior to joining us, Mr. Agbayani held various financial positions with National Semiconductor, Fairchild Camera and Instruments, ATARI and Frito-Lay. Mr. Agbayani received his B.S. in Finance and an M.B.A. from Roosevelt University of Chicago.

      Peter Ingram. Mr. Ingram has served as our Vice President of European Operations since 1994. From 1989 to 1995, he served as our Director of Wafer Fab Operations. Mr. Ingram worked with the semiconductor operations of ABB from 1982 until we acquired such operations in 1989. Mr. Ingram received an Honors degree in Chemistry from the University of Nottingham.

      Kevin McDonough. Mr. McDonough has served as our Vice President of U.S. Operations since 1999. From 1998 to 1999, he served as our Director of Quality Assurance and Product Engineering and from 1990 to 1994, he served as our Director of Operations and Quality Assurance. From 1995 to 1998, Mr. McDonough served as Manager of Wafer Fab Foundries for Advanced Micro Devices. Mr. McDonough received his B.S. in Science from the University of California at Davis and his M.B.A. from Oregon State University.

      Andreas Sperner. Mr. Sperner has served as our Vice President, Sales and Marketing, Europe since 1997. From 1993 to 1997, he served as our Director of Sales and Marketing. Mr. Sperner received his degree in Engineering from the Technical College in West Berlin.

      Clifford Knudsen. Mr. Knudsen has served as our Vice President of North American Sales since May 2000. From 1992 to 2000, he served as our Director of Area Sales. Mr. Knudsen received a B.S. in Electrical Engineering and an M.S. in Electrical Engineering from the New Jersey Institute of Technology and his M.B.A. in Marketing from Rutgers University.

      Kent Paris. Mr. Paris has served as our Vice President, Sales, Far East and Canada since June 2000. From 1997 to June 2000, he served as our Director, Sales, Far East and Canada. From 1993 to 1997, Mr. Paris served as Sales Manager of Advanced Power Technology. Mr. Paris received his M.B.A. from Wichita State University.

      Donald Feucht. Dr. Feucht has served as a member of our board of directors since July 2000. Dr. Feucht retired in 1998. From 1992 until his retirement, he served as Vice President for Operations for Associated Western Universities. He was employed as a Program Management Specialist for EG&G Rocky Flats, Inc. from 1990 until 1992. Dr. Feucht received his B.S. degree in Electrical Engineering from Valparaiso University. He holds M.S. and Ph.D. degrees in Electrical Engineering from Carnegie Mellon University.

      Andreas Hartmann. Mr. Hartmann has served as a member of our board of directors since November 1998. Since 1990, he has served as Assistant General Counsel and Vice President of ABB. Mr. Hartmann received his degree in law from Erlangen Nurnberg University in 1970 and his degree in law from the Ministry of Justice of the State of Bavaria in 1973.

      Samuel Kory. Mr. Kory has served as a member of our board of directors since November 1999. In 1988, he founded Samuel Kory Associates, a management consulting firm. Since founding the firm, Mr. Kory has served as the firm's sole proprietor and principal as well as a consultant for the firm. Mr. Kory received his B.S.M.E. from Pennsylvania State University in 1965.

      Joon Lee. Dr. Lee has served as a member of our board of directors since July 2000. Since 1990, Mr. Lee has served as President of Omni Electronics. Dr. Lee also served as President of Adaptive Logic from 1991 until 1996. Dr. Lee received his B.S., M.S. and Ph.D. degrees in Electrical Engineering from the University of Minnesota.

Executive Compensation

      The following table sets forth certain compensation awarded or paid by us during the fiscal years ended March 31, 2000, March 31, 1999 and March 31, 1998 to our President and Chief Executive Officer and our other executive officers who earned more than $100,000 during fiscal year 2000. These people are referred to in this prospectus as our named executive officers.

                           Summary Compensation Table

                              Annual
                           Compensation
                          ---------------
                                                                         Securities
Name and Principal                                       Other Annual    Underlying    All Other
Position                  Year Salary($)  Bonus($)(1) Compensation($)(2) Options(#) Compensation($)
------------------        ---- ---------- ----------- ------------------ ---------- ---------------
Nathan Zommer...........  2000 357,420(3)   124,300         15,605        480,000       2,110(4)
  President and Chief     1999 200,004      257,700         16,597         62,600      11,607(5)
  Executive Officer       1998 200,004      267,800         18,710            --        2,200(4)

Arnold Agbayani.........  2000 189,190(3)    48,000         12,693         40,000       2,830(4)
  Vice President,         1999 128,004      171,600         15,238         34,800      10,229(6)
  Finance and             1998 128,004      171,600         12,839            --        2,830(4)
  Administration, Chief
  Financial Officer and
  Secretary

Richard Fassler(7)......  2000 111,907       43,013            --         140,000         --
  Former Vice President,  1999 100,848       28,411          7,800         14,000         --
  Sales and Marketing     1998  90,250       41,405          7,800            --          --

Peter Ingram............  2000 154,578       19,294          1,752        180,000         --
  Vice President,         1999 153,961       25,851          6,893         24,400         --
  European Operations     1998 151,483          --           6,373            --          --

Kevin McDonough(8)......  2000 120,346        3,000            --         240,000         --
  Vice President, U.S.    1999 110,822        3,000            --           8,600         --
  Operations              1998  23,692        2,000          1,800            --          --

--------
(1) Represents annual bonus earned for performance in the specified fiscal year.

(2) Represents car allowance.

(3) Includes retroactive payments made during fiscal year 2000 attributable to base salary increases in fiscal year 1999.

(4) Represents premiums paid for group term life insurance.

(5) Includes $2,110 premiums paid for group term life insurance and $9,497 tax gross-up paid by us.

(6) Includes $2,830 premiums paid for group term life insurance and $7,399 tax gross-up paid by us.

(7) Mr. Fassler left our company in January 2000.

(8) Mr. McDonough joined us in January 1998.

                       Option Grants In Fiscal Year 2000

                                                                       Potential
                                                                  Realizable Value at
                                                                    Assumed Annual
                             # of                                   Rates of Stock
                          Securities % of Total   Exercise Price  Price Appreciation
                          Underlying   Options    Per Expiration       for Term
                           Options   Granted in  ---------------- -------------------
Name                       Granted   Fiscal Year  Share    Date      5%        10%
----                      ---------- ----------- ------- -------- -------- ----------
Nathan Zommer...........   480,000      16.3%    $2.3375 11/18/09 $706,860 $1,783,980
  President and Chief
  Executive Officer

Arnold Agbayani.........    40,000       1.4       2.125 11/18/09   53,550    135,150
  Vice President,
  Finance and
  Administration, Chief
  Financial Officer and
  Secretary

Richard Fassler.........   140,000       4.8       2.125 11/18/09  187,425    473,025
  Former Vice President,
  Sales and Marketing

Peter Ingram............    60,000       2.0       2.125 11/18/09   80,325    202,725
  Vice President,           69,256       2.4       3.625 1/20/10   158,163    399,174
  European Operations       50,744       1.7       3.625 1/20/10   115,886    292,475

Kevin McDonough.........    70,000       2.4       2.125 11/18/09   93,712    236,512
  Vice President, U.S.      70,004       2.4       3.625 1/20/10   159,871    403,485
  Operations                99,996       3.4       3.625 1/20/10   228,365    576,351

      The information regarding stock options granted to named executive officers as a percentage of total options granted to employees in the fiscal year, as disclosed in the table is based upon options to purchase an aggregate of 2,940,000 shares of common stock that were granted to all employees as a group, including named executive officers, in the fiscal year ended March 31, 2000.

      The exercise price per share of each option was equal to the closing price of our common stock on the Nasdaq Small Cap Market on the date of grant, except Dr. Zommer's option was granted 10% above the closing price.

      The potential realizable value is calculated based on the term of the option at its time of grant and is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated price. The 5% and 10% assumed annual rates of the stock price appreciation are derived from the rules of the SEC and do not represent our estimate or projection of the future common stock prices.

   Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
                                     Values

      The following table sets forth the number of shares of common stock acquired and the value realized upon exercise of stock options by our named executive officers during fiscal year 2000. The value realized is based on the fair market value of our common stock on the date of exercise minus the exercise price. The table also includes information concerning exercisable and unexercisable stock options held by the executive officers named in the summary compensation table at March 31, 2000. The value of unexercised in-the-money options is based on the fair market value of our common stock on March 31, 2000 of $6.78 minus the actual exercise prices.

                                                 Number of Securities    Value of Unexercised In-
                                                Underlying Unexercised     The Money Options at
                            Shares     Value   Options at March 31, 2000      March 31, 2000
                          Acquired on Realized ------------------------- -------------------------
Name                      Exercise #     $     Exercisable Unexercisable Exercisable Unexercisable
----                      ----------- -------- ----------- ------------- ----------- -------------
Nathan Zommer...........       --         --     199,810      530,080     $675,676    $2,379,777
  President and Chief
  Executive Officer

Arnold Agbayani.........       --         --      67,518       71,022      236,995       338,654
  Vice President,
  Finance and
  Administration, Chief
  Financial Officer and
  Secretary

Richard Fassler.........     2,100     $4,856     33,245          --       125,479           --
  Former Vice President,
  Sales and Marketing

Peter Ingram............       --         --      43,284      201,024      186,424       762,604
  Vice President,
  European Operations

Kevin McDonough.........       --         --       1,720      176,880        8,762       897,607
  Vice President, U.S.
  Operations

Director Compensation

      Directors currently receive no cash compensation from us for their services as members of our board of directors, but are reimbursed for certain expenses in connection with attendance at our board and committee meetings. Our 2000 Non-Employee Directors' Equity Incentive Plan, effective during fiscal year 2000, provides for the grant of options to non-employee directors pursuant to a discretionary grant mechanism administered by our board. These options vest over a period of time, to be determined in each case by our board, so long as the optionee remains a non-employee director. Each director currently receives an option to acquire 30,000 shares upon becoming a member of our board of directors.

Employment Agreements

      We entered into an employment agreement, dated as of January 1, 1995, with Dr. Zommer. The agreement provides for, among other things, salaries, bonuses and car allowances as determined by our board. Under the terms of the agreement, we agree to maintain term life insurance in the amount of $1,000,000. In addition, the agreement provides that if we terminate Dr. Zommer's employment without cause, Dr. Zommer shall be entitled to receive as severance his monthly salary, incremented one month per year of service to us, to a maximum of twelve months. The agreement also provides Dr. Zommer with a paid annual physical exam and the limited services of a financial advisor.

      The agreement was amended on July 1, 1998 to extend its term to January 31, 2004. In the amended agreement, Dr. Zommer's annual bonus is 40% of his base salary, which was increased to $285,000. In addition, he is eligible for an incentive payment of three times his base annual salary in the event of certain change of control transactions, including a reorganization, consolidation, merger and sale of the company's stock or assets. Additionally, if his employment terminates without cause or he resigns his employment for certain reasons within a year after a change of control event, Dr. Zommer is entitled to receive severance equal to three times his average annual compensation, continued benefits for 18 months and accelerated vesting of all option shares.

      We entered into an employment agreement, dated as of January 1, 1995, with Mr. Agbayani. The agreement provides for, among other things, salaries, bonuses and car allowances as determined by our board. Under the terms of the agreement, we agree to maintain term life insurance in the amount of $1,000,000. In addition, the agreement provides that if we terminate Mr. Agbayani's employment without cause, Mr. Agbayani shall be entitled to receive as severance his monthly salary, incremented one month per year of service to us, to a maximum of twelve months. The agreement also provides Mr. Agbayani with a paid annual physical exam and the limited services of a financial advisor.

      The agreement was amended on July 1, 1998 to extend its term to January 31, 2004. In the amended agreement, Mr. Agbayani's annual bonus is 30% of his base salary, which was increased to $160,000. In addition, he is eligible for an incentive payment of three times his annual base salary in the event of certain change of control transactions, including a reorganization, consolidation, merger and sale of the company's stock or assets. Additionally, if his employment terminates without cause or he resigns his employment for certain reasons within a year after a change of control event, Mr. Agbayani is entitled to receive severance equal to three times his average annual compensation, continued benefits for 18 months and accelerated vesting of all option shares.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      On September 14, 1995, our board of directors authorized stock grants, made pursuant to certain stock purchase agreements, to Dr. Zommer and Messrs. Agbayani, Fassler and Ingram. In connection with these stock grants, an aggregate of 7,410,134 shares of our common stock were granted to these individuals. The shares were paid for with recourse promissory notes in an aggregate principal amount of $832,716 and are currently fully vested. The note terms provide that between September 15, 2003 and September 15, 2005, quarterly installments of principal and accrued interest are due, and all principal of the notes, plus accrued interest, is due and payable September 15, 2005. The notes bear interest at a simple interest rate of 6.25% per annum. In the event any of these individuals sells shares of our common stock currently held by them, a mandatory prepayment in an amount equal to 30.0% of the net sale proceeds is due. In the event of termination of employment, any unpaid principal and interest become due and payable. In the event of a change of control, the notes mature within 12 months provided the change of control occurs before September 15, 2004.

      In November 1996, we loaned approximately $75,000 to Dr. Zommer, in exchange for a promissory note bearing a simple interest rate of 8.25% per annum. The principal amount of the loan, plus any interest thereon is due and payable no later than November 12, 2001. In the event of Dr. Zommer's voluntary termination or his termination for cause, the loan will be due and payable one year from the date of his termination.

      ABB is a principal stockholder of IXYS. In fiscal year 2000, we generated revenues of $653,000 from sales of products to ABB and to ABB's affiliates for use as components in their products.

      We have entered into indemnity agreements with our executive officers and directors containing provisions which may require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or services as officers or directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information regarding the beneficial ownership of our common stock as of September 1, 2000 with respect to:

    . each person or group of affiliated persons known to us to own beneficially more than 5% of the outstanding shares of common stock;

    . each of our directors;

    . each of the executive officers named in the summary compensation table; and

    . all directors and executive officers as a group.

      Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them. Shares of common stock subject to options currently exercisable or exercisable within 60 days of September 1, 2000 and not subject to repurchase as of that date, are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person. Applicable percentage ownership on the following table is based on 24,455,580 shares of common stock outstanding as of September 1, 2000 and 26,455,580 shares of common stock outstanding immediately following the completion of this offering.

                                                                            Ownership of Common
                              Ownership of Common                               Stock After
                          Stock Prior to the Offering                          the Offering
                          -------------------------------                  ---------------------
                            Number of       Percentage    Number of Shares Number of  Percentage
    Beneficial Owner         Shares          Ownership     Offered Hereby    Shares   Ownership
    ----------------      ---------------- -------------- ---------------- ---------- ----------
Entities Affiliated with        10,817,380          44.1%    2,000,000(2)   8,817,380    33.3%
  ABB(1)................
  Gottlieb-Daimler
  Strasse 8
  68165 Mannheim
  Germany

Nathan Zommer(3)........         6,855,783          27.8           --       6,855,783    25.8
  3540 Bassett Street
  Santa Clara, Ca 95054

Arnold Agbayani(4)......           568,397           2.3           --         568,397     2.1
Richard Fassler(5)......            13,622             *           --          13,622       *
Peter Ingram(6).........           398,627           1.6           --         398,627     1.5
Kevin McDonough(7)......            16,711             *           --          16,711       *
Donald Feucht...........               --            --            --             --      --
Andreas Hartmann(1).....        10,817,380          44.1     2,000,000      8,817,380    33.3
Samuel Kory(8)..........               750             *           --             750       *
Joon Lee................               --            --            --             --      --
All directors and
  executive officers as
  a group (8
  persons)(9)...........        18,657,648          75.3     2,000,000     16,657,648    62.2

--------
 *  Represents less than 1%.

(1) Includes 10,085,944 shares held by ABB and 681,662 shares held by ASEA Brown Boveri Inc. Also includes 49,774 shares which an entity affiliated with ABB has the right to acquire pursuant to a warrant exercisable within 60 days of September 1, 2000. Mr. Hartmann disclaims beneficial ownership of the ABB Shares. Mr. Hartmann is a Vice President of ABB and may be deemed to exercise voting power with respect to the ABB Shares.

(2) ABB has granted the underwriters the right to purchase up to an additional 600,000 shares from ABB for a period of 30 days.

(3) Includes an aggregate of 5,200 shares held in trusts for Dr. Zommer's children. Also includes 172,949 shares Dr. Zommer has the right to acquire pursuant to options exercisable within 60 days of September 1, 2000.

(4) Includes 44,765 shares Mr. Agbayani has the right to acquire pursuant to options exercisable within 60 days of September 1, 2000.

(5) Mr. Fassler left our company in January 2000.

(6) Includes 31,473 shares Mr. Ingram has the right to acquire pursuant to options exercisable within 60 days of September 1, 2000.

(7) Includes 15,703 shares Mr. McDonough has the right to acquire pursuant to options exercisable within 60 days of September 1, 2000.

(8) Represents shares Mr. Kory has the right to acquire pursuant to options exercisable within 60 days of September 1, 2000.
(9) See footnotes 1 through 8 above.

                          DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 40 million shares of common stock, $0.01 par value, and five million shares of preferred stock, $0.01 par value. As of September 1, 2000, there were 24,455,580 shares of common stock outstanding that were held of record by 179 stockholders. There will be 26,455,580 shares of common stock outstanding, assuming no exercise of outstanding options and warrants, after giving effect to the sale by us of two million shares of common stock in this offering. Our board of directors has decided to submit to our stockholders at our next annual meeting a proposal to increase the number of shares of common stock that we are authorized to issue from 40 million to 80 million.

Common Stock

      The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends out of assets legally available therefor as our board of directors may from time to time determine. Upon liquidation, dissolution or winding up of our company, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

      Our certificate of incorporation provides that our board of directors has the authority, without further action by the stockholders, to issue up to five million shares of preferred stock in one or more series. The board is able to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of this series. The issuance of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood that holders of preferred stock will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control of our company, which could depress the market price of our common stock. We have no present plan to issue any shares of preferred stock.

Registration Rights

      Under the terms of an agreement among ABB, one of its subsidiaries and us, ABB and its subsidiary are entitled to demand that we register their shares with the SEC so long as the total offering price to the public of the shares is at least $5 million. ABB and its subsidiary are entitled to make such a demand on no more than two occasions. Also, if we propose to register any shares of our common stock, ABB and its subsidiary are entitled to include their shares in the registration. Furthermore, if we are eligible to file a registration statement on Form S-3, ABB and its subsidiary can demand that we file with the SEC up to four registration statements on Form S-3 covering the registration of all or a portion of their shares so long as the offering price to the public of the shares covered by each such Form S-3 registration statement is at least $500,000 or more. ABB and its subsidiary currently own an aggregate of 10,767,606 shares of our common stock. Two million of those shares are being included in this offering, plus up to an additional 600,000 shares if the underwriters exercise their overalloment option. We have also agreed to register 231,436 shares of our common stock held by the former shareholders of Directed Energy, which we acquired on May 16, 2000.

Anti-Takeover Provisions of Delaware Law and Charter Provisions

      We are subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

    . prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

    . upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    . on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock held by stockholders other than that interested stockholder.

      Section 203 defines "business combination" to include:

    . any merger or consolidation involving the corporation and the interested stockholder;

    . any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

    . subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

    . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

      Our certificate of incorporation and our bylaws contain provisions that may have the effect of deterring hostile takeovers or delaying changes in control or our management. For example, our certificate of incorporation grants our board of directors the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control, as the terms of the preferred stock that might be issued could potentially prohibit our consummation of any merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of preferred stock.

      Our certificate of incorporation also requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing.

      Certain provisions of our bylaws may have the effect of deterring hostile takeovers or delaying changes in control of our management by delaying stockholder action. Specifically, our bylaws provide that candidates for director may be nominated only by the board of directors or by a stockholder who gives written notice to us in accordance with our bylaws. For directors to be elected at an annual meeting of stockholders, a stockholder must give written notice no earlier than 120 days prior to the first anniversary of the last annual meeting of stockholders and no later than 90 days prior to the annual meeting. For directors to be elected at a special meeting of stockholders, a stockholder must give written notice no earlier than 120 days prior to the special meeting and no later than the later of 90 days prior to the special meeting or the tenth day following the date on which public announcement is first made of the date of the special meeting and of the nominees proposed by our board of directors to be elected at the special meeting. Furthermore, between stockholder meetings, the board may appoint new directors to fill vacancies or newly created directorships.

Limitation of Liability and Indemnification Agreements

      Our certificate of incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law our directors will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under the Delaware General Corporation Law, liability of a director may not be limited:

    . for any breach of the director's duty of loyalty to us or our stockholders;

    . for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

    . in respect of certain unlawful dividend payments or stock redemptions or repurchases; and

    . for any transaction from which the director derives an improper personal benefit.

      The effect of these provisions of our certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders' derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described above. This provision does not limit or eliminate our rights or any of our stockholders to seek nonmonetary relief, such as an injunction or rescission, in the event of a breach of a director's duty of care. Our certificate of incorporation and bylaws provide that we must indemnify our directors, officers, employees and agents against claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or officer in or arising out of his or her capacity as our director, officer, employee and/or agent to the extent the person acted in good faith and in a manner reasonably believed to be in or not opposed to our best interest. In addition, that director or officer is entitled to an advance of expenses to the maximum extent authorized or permitted by law.

Transfer Agent and Registrar

      The transfer agent and registrar for our common shares is ChaseMellon Shareholder Services. Its address is 235 Montgomery Street, 23rd Floor, San Francisco, CA 94104, and its telephone number at that location is (800) 356-2017.

                                  UNDERWRITING

      The underwriters named below, through their representatives, Stephens Inc., CIBC World Markets Corp. and Needham & Company, Inc., have severally agreed to purchase from us and the selling stockholder the following respective number of shares of our common stock:

                                                                         Number of
     Underwriter                                                          Shares
     -----------                                                         ---------
     Stephens Inc......................................................
     CIBC World Markets Corp. .........................................
     Needham & Company, Inc. ..........................................
       Total...........................................................  4,000,000
                                                                         =========

      The underwriters propose to offer the shares of our common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at that price less a concession not in
excess of $.   per share. The underwriters may allow and such dealers may
reallow a concession not in excess of $.   per share to certain other dealers.
After the public offering of the shares, the underwriters may change the offering price and other selling terms. The representatives of the underwriters may change the offering price and other selling terms. The representatives of the underwriters have advised us that the underwriters do not intend to confirm any shares to any accounts over which they exercise discretionary authority.

      The underwriting agreement makes the obligations of the underwriters subject to conditions that we and the selling stockholder must satisfy, such as the receipt of certificates, opinions and letters from us, the selling stockholder, our counsel and our independent auditors. The underwriters are committed to purchase all shares of common stock offered in this prospectus (other than those covered by the over-allotment options described below) if any of those shares are purchased.

      The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

      Over-Allotment Option. ABB has granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 600,000 additional shares of our common stock. The underwriters may exercise their option only to cover over-allotments made in connection with the sale of common stock offered in this prospectus. To the extent that the underwriters exercise this option, each underwriter is severally committed to purchase a number of shares that reflects approximately the same percentage of total shares that such underwriter purchased in the above table. ABB will be obligated to sell shares to the underwriters to the extent the option is exercised.

      Underwriting Discounts and Commissions. The following table shows the per share and total underwriting discounts and commissions that we and ABB will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 600,000 additional shares.

                                                            Paid by Selling
                                  Paid By Company             Stockholder
                             ------------------------- -------------------------
                             No Exercise Full Exercise No Exercise Full Exercise
                             ----------- ------------- ----------- -------------
Per share..................     $            $            $            $
  Total....................     $            $            $            $
                                ====         ====         ====         ====

      Indemnity. We and ABB have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

      Lock-Up Agreements. IXYS, our executive officers and directors and ABB have agreed that they will not, without the consent of Stephens Inc., directly or indirectly, offer to sell, contract to sell, sell or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock during the 90 day period following the effective date of the registration statement relating to this prospectus. Stephens Inc. has the discretion, at any time and without notice, to release the sale prohibitions in part or in whole.

      Stabilization. The underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of our common stock at levels above those which might otherwise prevail in the open market. This may be done by entering stabilizing bids, effecting syndicate covering transactions to cover short sales or imposing penalty bids. A stabilizing bid means placing a bid or making a purchase for the purpose of pegging, fixing or maintaining the price of the common stock.

      Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering and may be either "covered" or "naked" short sales. A "covered" short sale is a sale made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering, and may be closed out by either exercising the over-allotment option or purchasing shares in the open market. A "naked" short sale is a sale in excess of the over-allotment option and may be closed out by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there maybe downward pressure on the price of the shares in the open market after pricing.

      A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicated covering transactions.

      These stabilizing transactions may be effected on the Nasdaq National Market, the over-the-counter market or otherwise, and may be discontinued at any time. These stabilizing transactions, including the purchase of shares to cover short positions, may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our stock. As a result, the price of our stock may be higher than the price that might otherwise exist in the open market.

                                 LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon by Cooley Godward LLP, Palo Alto, California. Kutak Rock LLP, Little Rock, Arkansas, is acting as counsel for the underwriters.

                                    EXPERTS

      The financial statements of IXYS Corporation at March 31, 1999 and 2000, and for each of the three years in the period ended March 31, 2000, appearing in this prospectus have so been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in accounting and auditing.

        WHERE YOU CAN FIND MORE INFORMATION ABOUT IXYS AND THIS OFFERING

      You should rely only on the information provided or incorporated by reference in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

      We have filed with the SEC a registration statement on Form S-3 to register the common stock offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. We strongly encourage you to carefully read the registration statement and the exhibits and schedules to the registration statement.

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, DC, New York, New York and Chicago, Illinois. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

      The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference which we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

      The following documents filed with the SEC are incorporated by reference in this prospectus:

      1. Our Annual Report on Form 10-K for the fiscal year ended March 31, 2000, including the Amendment to our Annual Report on Form 10-K for the fiscal year ended March 31, 2000 filed on July 31, 2000;

      2. Our Current Report on Form 10-Q for the Quarter Ended June 30, 2000;
and

      3. The description of our common stock contained in our Registration Statement on Form 8-A, including any amendment or report filed for the purpose of updating such description.

      We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to IXYS Corporation, 3540 Bassett Street, Santa Clara, California, 95054, telephone:
(408) 982-0700.

                                IXYS CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of PricewaterhouseCoopers LLP, Independent Accountants.............  F-2
Audited Financial Statements
  Consolidated Balance Sheets.............................................  F-3
  Consolidated Statement of Operations....................................  F-4
  Consolidated Statement of Comprehensive Income..........................  F-5
  Consolidated Statement of Cash Flows....................................  F-6
  Consolidated Statement of Stockholders' Equity/(Deficit)................  F-7
  Notes to Consolidated Financial Statements..............................  F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors IXYS Corporation

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of IXYS Corporation and its subsidiaries at March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of IXYS' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

San Jose, California

May 10, 2000, except for note 16,
 as to which the date is June 22, 2000,
 except as to the two-for-one common stock split, as to which the date is August 10, 2000, note 17, as to which date
 is August 31, 2000

                                IXYS CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)

                                                    March 31,
                                                ------------------   June 30,
                                                  1999      2000       2000
                                                --------  --------  -----------
                                                                    (Unaudited)
                    ASSETS
Current assets:
  Cash and cash equivalents.................... $  7,087  $  9,455   $ 12,601
  Restricted cash..............................    1,393       304        291
  Accounts receivable, net of allowance for
    doubtful accounts of $600 in 1999, $1,427
    in 2000 and $2,275 at June 30, 2000........   11,731    16,863     16,512
  Inventories, net.............................   20,167    21,477     24,022
  Deferred income taxes........................    1,617     1,627      1,627
                                                --------  --------   --------
     Total current assets......................   41,995    49,726     55,053
  Plant and equipment, net.....................   11,323    10,175     10,762
  Goodwill and other intangible assets.........      693       231      2,417
  Other assets.................................    2,050     2,131      2,385
  Deferred income taxes........................    1,039       782        782
                                                --------  --------   --------
     Total assets.............................. $ 57,100  $ 63,045   $ 71,399
                                                ========  ========   ========
                  LIABILITIES
Current liabilities:
  Current portion of capitalized lease
    obligations................................ $  1,102  $  1,365   $  1,735
  Current portion of notes payable to bank.....    4,369     2,789      2,794
  Accounts payable.............................    5,161     5,467      5,167
  Accrued expenses and other liabilities.......    6,954    10,345     11,943
                                                --------  --------   --------
     Total current liabilities.................   17,586    19,966     21,639
  Notes payable to bank, net of current
    portion....................................    6,211     5,544      5,484
  Capitalized lease obligations, net of
    current portion............................    2,195     1,783      2,114
  Pension liabilities..........................    5,388     4,855      4,903
                                                --------  --------   --------
     Total liabilities.........................   31,380    32,148     34,140
                                                --------  --------   --------

Commitments and contingencies (Note 7)
STOCKHOLDERS' EQUITY
Preferred stock, $0.01 par value:
  Authorized: 5,000,000 shares; none issued....       --        --         --
Common stock, $.01 par value:
  Authorized: 40,000,000 shares issued and
    outstanding: 23,973,322 shares in 1999,
    24,008,166 shares in 2000 and 24,358,092
    at June 30, 2000...........................      240       240        244
  Additional paid-in capital...................   43,177    43,204     46,162
  Notes receivable from stockholders...........     (936)     (861)      (861)
  Accumulated deficit..........................  (16,597)   (9,698)    (6,005)
  Comprehensive income.........................     (164)   (1,988)    (2,281)
                                                --------  --------   --------
  Stockholder's equity.........................   25,720    30,897     37,259
                                                --------  --------   --------
     Total liabilities and stockholders'
       equity.................................. $ 57,100  $ 63,045   $ 71,399
                                                ========  ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                IXYS CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS
                     (in thousands, except per share data)

                                                              Three months
                                                                  ended
                                Years Ended March 31,           June 30,
                              ----------------------------  ------------------
                                1998      1999      2000      1999      2000
                              --------  --------  --------  --------  --------
                                                               (Unaudited)
Net revenues................  $ 56,856  $ 66,523  $ 76,627  $ 17,072  $ 23,274
Cost of goods sold..........    38,048    44,939    49,290    11,430    15,053
                              --------  --------  --------  --------  --------
  Gross profit..............    18,808    21,584    27,337     5,642     8,221
                              --------  --------  --------  --------  --------
Operating expenses:
  Research, development and
    engineering.............     3,329     4,196     4,668     1,255     1,164
  Selling, general and
    administrative..........     8,384    20,256    11,450     2,813     3,032
                              --------  --------  --------  --------  --------
     Total operating
       expenses.............    11,713    24,452    16,118     4,068     4,196
                              --------  --------  --------  --------  --------
Operating income (loss).....     7,095    (2,868)   11,219     1,574     4,025
Interest expense............      (431)     (993)     (417)      (62)      (65)
Gain (loss) on foreign
  currency transactions.....       183        37       184        33       117
Other income (expense)......     3,466       669      (199)      --      1,881
                              --------  --------  --------  --------  --------
Income (loss) before income
  tax provision.............    10,313    (3,155)   10,787     1,545     5,958
Provision for income tax....    (4,229)   (2,083)   (3,888)     (383)   (2,264)
                              --------  --------  --------  --------  --------
Net income (loss)...........  $  6,084  $ (5,238) $  6,899  $  1,162  $  3,694
                              ========  ========  ========  ========  ========
Net income (loss) per
  share--basic..............  $   0.72  $  (0.28) $   0.29  $   0.05  $   0.15
                              ========  ========  ========  ========  ========
Number of shares used in per
  share calculation--basic..     8,354    18,746    23,970    23,932    23,984
                              ========  ========  ========  ========  ========
Net income (loss) per
  share--diluted............  $   0.72  $ (0.28)  $   0.28  $   0.05  $   0.15
                              ========  ========  ========  ========  ========
Number of shares used in per
  share calculation--
  diluted...................     8,392    18,746    24,826    23,950    24,390
                              ========  ========  ========  ========  ========


  The accompanying notes are an integral part of these consolidated financial statements.

                                IXYS CORPORATION

                 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
                                 (in thousands)

                                                                Three months
                                                                    ended
                                       Years Ended March 31,      June 30,
                                       -----------------------  --------------
                                        1998    1999     2000    1999    2000
                                       ------  -------  ------  ------  ------
                                                                 (Unaudited)
Net income...........................  $6,084  $(5,238) $6,899  $1,162  $3,694
Other comprehensive income, net of
  tax:
  Foreign currency translation
    adjustments......................    (504)     405  (1,167) (1,093)   (111)
                                       ------  -------  ------  ------  ------
  Comprehensive income...............  $5,580  $(4,833) $5,732  $   69  $3,583
                                       ------  -------  ------  ------  ------



  The accompanying notes are an integral part of these consolidated financial statements.

                                IXYS CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (in thousands)

                                                               Three months
                                    Year Ended March 31,      ended June 30,
                                   -------------------------  ----------------
                                    1998     1999     2000     1999     2000
                                   -------  -------  -------  -------  -------
                                                                (Unaudited)
Cash flows from operating
  activities:
 Net income (loss)................ $ 6,084  $(5,238) $ 6,899  $ 1,162  $ 3,694
 Adjustments to reconcile net
   income (loss) to net cash
   provided by operating
   activities:
  Depreciation and amortization
    on property and equipment.....   1,525    2,614    3,352      766      819
  Other...........................   1,018      --       864    1,323      847
  Provision for excess and
    obsolete inventories..........     708    1,367     (668)     310      103
  Writeoff of goodwill, goodwill
    amortization and in process
    research and development......     --    10,401      --       --       --
  Loss (gain) on foreign currency
    translation...................    (317)     297     (929)      12     (439)
  Deferred income taxes...........   4,369      600      247      473    2,405
  Changes in operating assets and
    liabilities:
   Accounts receivable............  (3,447)  (2,290)  (6,779)  (2,257)    (276)
   Inventories....................  (6,907)  (5,657)  (1,699)     909   (2,289)
   Prepaid expenses and other
     current assets...............      (5)    (514)    (567)    (103)  (1,028)
   Other assets...................    (754)  (1,213)     (73)      78      768
   Accounts payable...............   2,446     (178)     566     (557)    (447)
   Accrued expenses and other
     liabilities..................  (1,741)     151    3,915   (1,043)    (695)
   Pension liabilities............     353      275      --       --        29
                                   -------  -------  -------  -------  -------
     Net cash provided by
       operating activities.......   3,332      615    5,128    1,073    3,491
                                   -------  -------  -------  -------  -------
Cash flows from investing
  activities:
  Acquisition of Directed Energy,
    net of cash acquired..........     --       --       --       --       135
  Purchases of plant and
    equipment.....................  (9,311)  (3,722)  (1,775)    (640)  (1,546)
  Proceeds from sale of plant and
    equipment.....................     --       --        42      --       --
                                   -------  -------  -------  -------  -------
     Net cash used in investing
       activities.................  (9,311)  (3,722)  (1,733)    (640)  (1,411)
                                   -------  -------  -------  -------  -------
Cash flows from financing
  activities:
  Proceeds from capital lease
    obligations...................     350    2,143      402      672      671
  Restricted cash (increase)......     641     (443)   1,089    1,218       13
  Principal payments on capital
    lease obligations.............    (209)    (303)    (214)    (789)     --
  Repayment of notes payable to
    bank..........................  (2,500)     --    (1,418)     --       (91)
  Proceeds from bank loan.........  11,148      --       --       --       --
  Other...........................       5     (977)     103       35      162
                                   -------  -------  -------  -------  -------
     Net cash provided by (used
       in) financing activities...   9,435      420      (38)   1,136      755
                                   -------  -------  -------  -------  -------
Effect of foreign exchange rate
  fluctuations on cash and cash
  equivalents.....................    (452)     130     (989)  (1,280)     311
                                   -------  -------  -------  -------  -------
Net increase (decrease) in cash
  and cash equivalents............   3,004   (2,557)   2,368      289    3,146
Cash and cash equivalents at
  beginning of year...............   6,640    9,644    7,087    7,087    9,455
                                   -------  -------  -------  -------  -------
Cash and cash equivalents at end
  of year......................... $ 9,644  $ 7,087    9,455  $ 7,376  $12,601
                                   =======  =======  =======  =======  =======
SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION:
  Cash paid during the period for
    interest...................... $   501  $   979  $   467  $    62  $    69
  Cash paid during the period for
    income taxes..................     326    2,739    2,701      --       800
SUPPLEMENTAL SCHEDULE OF NONCASH
  INVESTING AND FINANCING
  ACTIVITIES:
  Purchase of fixed assets under
    capital lease.................     --       129    1,296      --       --
  Conversion of mandatorily
    convertible preferred stock...     --    37,556      --       --       --
  Common stock issued for
    Paradigm assets...............     --     4,740      --       --       --
  Common stock issued for
    Directed Energy, net
    assets........................     --       --       --       --     2,800

  The accompanying notes are an integral part of these consolidated financial statements.

                                IXYS CORPORATION

           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY / (DEFICIT)

               FOR THE YEARS ENDED MARCH 31, 1997, 1998 and 1999
                                 (in thousands)

                                                       Notes
                                         Additional  Receivable              Cumulative        Total
                                          Paid-In       from     Accumulated Translation   Stockholders'
                          Shares  Amount  Capital   Stockholders   Deficit   Adjustment  Equity / (Deficit)
                          ------  ------ ---------- ------------ ----------- ----------- -----------------
Balances, March 31,
  1997..................   8,392   $ 84   $    985     $ (936)    $ (17,443)   $   181       $ (17,129)
Exercise of stock
  options...............       4    --           2        --            --         --                2
Repurchase of common
  stock.................     (42)   --          (4)       --            --         --               (4)
Foreign currency
  translation
  adjustments...........     --     --         --         --            --        (915)           (915)
Net income..............     --     --         --         --          6,084        --            6,084
                          ------   ----   --------     ------     ---------    -------       ---------
Balances, March 31,
  1998..................   8,354     84        983       (936)      (11,359)      (734)        (11,962)
Exercise of stock
  options...............      12    --          17        --            --         --               17
Exercise of warrants....   1,786     18        --         --            --         --               18
Conversion of preferred
  stock.................  12,938    129     37,427        --            --         --           37,556
Issuance of common
  stock.................     884      9      4,750        --            --         --            4,759
Foreign currency
  translation
  adjustment............     --     --         --         --            --         570             570
Net loss................     --     --         --         --         (5,238)       --           (5,238)
                          ------   ----   --------     ------     ---------    -------       ---------
     Balances, March 31,
  1999..................  23,974    240     43,177       (936)      (16,597)      (164)         25,720
Exercise of stock
  options...............      50    --          27        --            --         --               27
Exercise of warrants....      24    --         --         --            --         --              --
Payment or notes
  receivable from
  stockholders..........     --     --         --          75           --         --               75
Foreign currency
  translation
  adjustment............     --     --         --         --            --      (1,824)         (1,824)
Net income..............     --     --         --         --          6,899        --            6,899
                          ------   ----   --------     ------     ---------    -------       ---------
Balances, March 31,
  2000..................  24,048    240     43,204       (861)       (9,698)    (1,988)         30,897
Exercise of stock
  options (unaudited)...      51      1         71        --            --         --               72
Issuance of common stock
  for the acquisition of
  Directed Energy,
  (unaudited)...........     250      3      2,797        --            --         --            2,800
Issuance of common stock
  under the Employee
  Stock Purchase Plan
  (unaudited)...........      45    --          90        --            --         --               90
Exercise of warrants
  (unaudited)...........       4    --         --         --            --         --              --
Payment or notes
  receivable from
  stockholders
  (unaudited)...........     --     --         --         --             (1)       --               (1)
Foreign currency
  translation adjustment
  (unaudited)...........     --     --         --         --            --        (293)           (293)
Net income (unaudited)..     --     --         --         --          3,694        --            3,694
                          ------   ----   --------     ------     ---------    -------       ---------
Balances, June 30, 2000
  (unaudited)...........  24,398   $244   $ 46,162     $ (861)    $  (6,005)   $(2,281)      $  37,259
                          ======   ====   ========     ======     =========    =======       =========

  The accompanying notes are an integral part of these consolidated financial statements.

                                IXYS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. FORMATION AND BUSINESS OF IXYS:

      Effective September 23, 1998, IXYS Corporation ("IXYS") merged with Paradigm Technology, Inc. ("Paradigm"), a company that designed and marketed fast SRAM products, in a transaction accounted for as a reverse merger. In the merger, Paradigm issued 23,027,642 shares of its common stock in exchange for all outstanding shares of IXYS capital stock. At the conclusion of the merger, IXYS stockholders held approximately 96% of the combined company. After the Paradigm merger, the historic accounting records of IXYS became those of the combined company and, accordingly, Paradigm changed its name to IXYS.

      IXYS is a leading company in the design, development, manufacture and marketing of high power, high performance power semiconductors. IXYS power semiconductors improve system efficiency and reliability by converting electricity at relatively high voltage and current levels into the finely regulated power required by electronic products. Power semiconductors improve system efficiency and reliability by processing and converting electrical energy into more usable, higher quality power. IXYS focuses on the market for power semiconductors that are capable of processing greater than 500 watts of power.

      IXYS' power semiconductor products have historically been divided into two primary categories, power metal oxide semiconductor, or MOS, transistors and bipolar products. IXYS power semiconductors are sold separately and are also packaged in high power modules that frequently consist of multiple semiconductor dies. In addition to power semiconductors, IXYS manufactures proprietary direct copper bond, or DCB, substrate for use in power semiconductors as well as for sale to other power semiconductor manufacturers. IXYS also sells integrated circuits, or ICs, that have applications associated with power management, and high speed, high density static random access memory, or SRAM, products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Principles of Consolidation:

      The consolidated financial statements include the accounts of IXYS and its wholly owned subsidiaries after elimination of all significant intercompany balances and transactions.

 Unaudited Information

      The consolidated financial statements and related disclosures for the three-month periods ended June 30, 1999 and 2000 included herein are unaudited; however, they contain all normal recurring adjustments which, in the opinion of management, are necessary to present fairly the consolidated financial position of IXYS at June 30, 2000, and the consolidated results of operations and cash flows for the three-month periods ended June 30, 1999 and 2000. It should be understood that accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the three-month period ended June 30, 2000 are not necessarily indicative of the results to be expected for the full year.

 Use of Estimates:

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from IXYS' estimates.

                                IXYS CORPORATION

 Foreign Currency Translation:

      The local currency is considered to be the functional currency of IXYS' wholly owned subsidiary IXYS Semiconductor GmbH ("IXYS GmbH"). Accordingly, assets and liabilities are translated at the exchange rate in effect at year end and revenues and expenses are translated at average rates during the year. Adjustments resulting from the translation of the accounts of IXYS GmbH into U.S. dollars are included in cumulative translation adjustment, a separate component of stockholders' equity. Foreign currency transaction gains and losses are included as a component of other income and expense.

 Cash Equivalents:

      IXYS considers all highly liquid investments with original or remaining maturities of three months or less at the time of purchase to be cash equivalents. Restricted cash is served as collateral on IXYS' letter of credit to overseas vendors.

 Reclassifications:

      Certain reclassifications have been made to the prior year's consolidated financial statements to conform to the current year's presentation. Such reclassifications had no effect on previously reported results of operations or retained earnings.

 Inventories:

      Inventories, consisting primarily of power MOS transistors, bipolar devices and other products, are stated at the lower of cost or market value. Cost is determined on a standard cost basis which approximates actual costs determined on a first-in, first-out (FIFO) method.

 Plant and Equipment:

      Plant and equipment, including equipment under capital leases, is stated at cost less accumulated depreciation and amortization. Depreciation or amortization is computed using the straight-line method over estimated useful lives of three to five years for equipment and fifty years for buildings. Upon disposal, the assets and related accumulated depreciation are removed from IXYS' accounts and the resulting gains or losses are reflected in the statements of income. IXYS' policy is to regularly review the carrying value of specialized assets to evaluate the remaining life and recoverability of such equipment in light of current market conditions.

 Product Warranty:

      Expected future product warranty expense is recorded when the product is sold.

 Revenue Recognition:

      Revenue from power semiconductor product sales is recognized upon shipment and is reflected net of an allowance for estimated returns and discounts. In general, IXYS' sales to distributors are made under agreements allowing certain rights of return and price protection on products unsold by the distributors.

      In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on the recognition, presentation and disclosure of revenue in the financial statements. IXYS has reviewed the bulletin and believes that its current revenue recognition policy is consistent with the guidance of SAB No. 101.

 Advertising:

      IXYS expenses advertising as the costs are incurred. Advertising expense for the years ended March 31, 1998, 1999 and 2000 was $408,000, $413,000, and
$392,000 respectively. For the three month period ended June 30, 1999 (unaudited) and 2000 (unaudited), advertising expenses were $196,000 and $123,000 respectively.

                                IXYS CORPORATION

 Research and Development:

      Research and development costs are charged to operations as incurred.

 Income Taxes:

      IXYS' provision for income taxes is comprised of its current tax liability and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 Other Assets--Goodwill and Other Intangible Assets:

      The purchase price for Paradigm, consisting of the value of Paradigm common stock outstanding at the date of the Paradigm merger, costs incurred by IXYS and the Paradigm liabilities assumed, has been allocated to Paradigm's tangible and intangible assets based on relative fair values as follows:

     Net, tangible assets.............................................. $ 1,294
     In process research and development...............................   5,807
     Other intangibles.................................................   1,463
     Goodwill..........................................................   4,094
                                                                        -------
                                                                        $12,658
                                                                        =======

      The goodwill and other intangible assets recorded, as part of the purchase price allocation, in the total amount of approximately $5.6 million, was to be amortized over twenty-four months. The value of the in-process research development acquired in the transaction, in the amount of $5.8 million, was recorded as an expense immediately following the transaction as the products under development had not reached technological feasibility and there was no other alternative future use for the costs incurred. The amounts allocated to intangible assets, including in-process research and development, were based on an analysis of the relative fair values of the net assets acquired. Acquired in-process research and development represented development projects in areas that had not reached technological feasibility and had no alternative future use and were valued using the "stage of completion " methodology prescribed by the Securities and Exchange Commission, and were charged to operations at the date of the acquisition.

      IXYS assesses the recoverability of intangible assets by determining whether the amortization of the asset's net book value over its remaining life can be recovered through projected undiscounted future cash flows. Accordingly, IXYS wrote off approximately $1,036 of intangible assets and $1,945 of goodwill in the fourth quarter of fiscal year 1999 to reflect an impairment in the value of intangible assets and goodwill associated with the acquisition, not including amortization. The anticipated cash flows related to the related products indicated that the recoverability of those assets was not reasonably assured.

      Total charges related to the Paradigm transaction as expensed in 1999 are as follows and are included within the operating statement caption, "selling, general and administrative expense:"

     In-process research and development..............................   $ 5,807
     Other intangibles, including amortization of $427................     1,463
     Goodwill, including amortization of $1,119.......................     3,131
                                                                         -------
       Total charge...................................................   $10,401
                                                                         =======

                                IXYS CORPORATION

      The remaining goodwill is being amortized over its remaining life of 17 months and the balance at March 31, 1999 and 2000, net of accumulated amortization was $693 and $231, respectively.

The following table presents unaudited pro forma information as if IXYS and Paradigm had been combined as of the beginning of 1998 and 1997. The pro forma data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have resulted had the companies been a combined company during all of 1999 and 1998. The pro forma results include the effects of the purchase price allocation on amortization of acquired intangible assets and exclude the acquisition-related charge for the purchased in process technology.

                                                         Year Ended March 31,
                                                         ----------------------
                                                            1998        1999
                                                         ----------  ----------
                                                         (in thousands, except
                                                          per share amounts)
Net revenue............................................  $   67,647  $   68,514
                                                         ==========  ==========
Net loss...............................................  $    3,754  $    9,343
                                                         ==========  ==========
Basic loss per share:
    Loss per share.....................................  $    (0.45) $    (0.50)
                                                         ==========  ==========
  Weighted average number of common shares
    outstanding........................................       8,354      18,746
                                                         ==========  ==========
Diluted loss per share:
    Loss per share.....................................  $    (0.45) $    (0.50)
                                                         ==========  ==========
  Weighted average number of common shares
    outstanding........................................       8,354      18,746
                                                         ==========  ==========

 Segment Reporting

      On June 30, 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires publicly-held companies to report financial and descriptive information about their operating segments in financial statements issued to stockholders for interim and annual periods. The statement also requires additional disclosures with respect to products and services, geographic areas of operation, and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997 and requires restatement of earlier periods presented. IXYS adopted SFAS No. 131 in the fiscal year ended March 31,1999. The adoption of SFAS No. 131 did not affect IXYS' results of operations or financial position, but did affect the disclosure of segment information as presented in Note 13 of the Notes to the Consolidated Financial Statements. IXYS operates in one operating segment.

 Net Income Per Share:

      Basic EPS is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from the exercise or conversion of other securities into common stock.

      Basic net loss per share is computed using the weighted average number of shares of common stock outstanding. Diluted net loss per share does not differ from basic net loss per share since potential common shares from conversion of stock options and warrants are anti-dilutive for all periods presented.

 Recent Accounting Pronouncements:

      In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement will require IXYS to recognize

                                IXYS CORPORATION
all derivatives on the balance sheet at fair value. SFAS No. 133 requires that derivative instruments used to hedge be identified specifically as to assets, liabilities, firm commitments or anticipated transactions and measured as to effectiveness and ineffectiveness when hedging changes in fair value or cash flows. Derivative instruments that do not qualify as either a fair value or cash flow hedge will be valued at fair value with the resultant gain or loss recognized in current earnings. Changes in the effective protion of fair value hedges will be recognized in current earnings along with the change in the fair value of the hedged item. Changes in the effective portion of the fair value of cash flow hedges will be recognized in other comprehensive income until realization of the cash flows of the hedged item through current earnings. Any ineffective portion of hedges will be recognized in current earnings.

      In June 1999, the FASB issued SFAS No. 137, "Deferral of the Effective Date of FASB Statement No. 133," to defer for one year the effective date of implementation of SFAS No. 133 SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000, with earlier application encouraged. IXYS is in the process of evaluating the requirements of SFAS Nos. 133, but does not expect this pronouncement to materially impact its financial position or results of operations.

      In March 2000, The Financial Accounting Standards Board ("FASB") issued FASB interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation an interpretation of APB Opinion No. 25." This interpretation has provisions that are effective on staggered dates, some of which began after December 15, 1998 and others that become effective after June 30, 2000. The adoption of this interpretation is not expected to have a material impact on the financial statements.

 Comprehensive Income:

      IXYS adopted Statement of Financial Accounting Standards No. 130, or SFAS 130, Accounting for Comprehensive Income, during fiscal year 1998. This statement establishes standards for reporting and display of comprehensive income and its components (including revenues, expenses, gains and losses) in a full set of general-purpose financial statements. IXYS' change in the cumulative translation adjustment represents the only component of comprehensive income which is excluded from net income for 2000 and prior years. IXYS' comprehensive income has been presented in the consolidated financial statements.

 Business Risks:

      Dependence on Third Parties for Wafer Fabrication and Assembly: IXYS manufactures approximately 50% of its wafers, an integral component of its products, in its wholly owned facility in Germany. IXYS purchases the remaining 50% of its wafers from other suppliers. There can be no assurance that material disruptions in supply will not occur in the future. In such event, IXYS may have to identify and secure additional foundry capacity and may be unable to identify or secure additional foundry capacity from another manufacturer, particularly at the levels that IXYS currently anticipates such foundries to provide. Even if such capacity is available from another manufacturer, the qualification process could take six months or longer. If IXYS were unable to qualify alternative manufacturing sources for existing or new products in a timely manner or if such sources were unable to produce semiconductor devices with acceptable manufacturing yields and at acceptable prices, IXYS' business, financial condition and results of operations would be materially and adversely affected.

      Dependence on Suppliers: IXYS purchases silicon wafers from four vendors with whom IXYS does not have long term supply agreements. Any of these suppliers could eliminate or terminate IXYS' supply of wafers at any time. IXYS' reliance on a limited number of suppliers involves several risks, including potential inability to obtain an adequate supply of silicon wafers and reduced control over the price, timely delivery, reliability and quality of the silicon wafers. There can be no assurance that problems will not occur in the future with suppliers.

                                IXYS CORPORATION

      Included in IXYS' consolidated balance sheet at March 31, 2000 are the net assets, at book value, of IXYS' manufacturing operation in Germany, which total approximately $6.13 million.

 Concentration of Credit Risk:

      IXYS invests its excess cash primarily in short-term time deposit accounts with a major German bank and money market accounts with a U.S. bank. These securities typically mature within ninety days and bear minimal credit risk. IXYS has not experienced any losses on such investments.

      IXYS sells its products primarily through distributors, sales representatives and directly to original equipment manufacturers. IXYS performs ongoing credit evaluations of its customers and generally does not require collateral. An allowance for potential credit losses is maintained by IXYS and such losses have not been material.

      At March 31, 2000, two customers accounted for 11% of accounts receivable. As of March 31, 1998 and 1999, there were no customers who accounted for more than 10% of accounts receivable. At June 30, 2000 (unaudited), two customers accounted for 17% and 12%, respectively, of accounts receivable.

 Fair Value of Financial Instruments:

      Carrying amounts of certain of IXYS' financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short maturities. Based on borrowing rates currently available to IXYS for loans with similar terms, the carrying value of notes payable approximate fair value.

      Financial instruments that potentially subject IXYS to concentrations of credit risks comprise principally cash, investments and trade accounts receivable. IXYS invests its excess cash in accordance with its investment policy that has been approved by the Board of Directors and is reviewed periodically to minimize credit risk.

 Stock-Based Compensation Plans

      IXYS accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, compensation cost is measured as the excess, if any, of the quoted market price of IXYS' stock at the date of grant over the exercise price of the option granted. Compensation cost for stock options, if any, is recognized ratably over the vesting period. IXYS' policy is to grant options with an exercise price equal to the quoted market price of IXYS' stock on the grant date. Accordingly, no compensation has been recognized for its stock option plans. IXYS provides additional pro forma disclosures as required under SFAS No. 123, "Accounting for Stock-Based Compensation."

3. INVENTORIES:

      Inventories consist of the following (in thousands):

                                                     March 31,
                                                  ----------------
                                                                     June 30,
                                                   1999     2000       2000
                                                  -------  -------  -----------
                                                                    (Unaudited)
     Raw materials............................... $ 3,368  $ 3,299    $ 4,277
     Work in process.............................  13,654   13,943     13,910
     Finished goods..............................   9,172    9,159     10,880
                                                  -------  -------    -------
                                                   26,194   26,401     29,067
     Less inventory reserve......................  (6,027)  (4,924)    (5,045)
                                                  -------  -------    -------
                                                  $20,167  $21,477    $24,022
                                                  =======  =======    =======

                                IXYS CORPORATION

4. PLANT AND EQUIPMENT:

      Plant and equipment consists of the following (in thousands):

                                                     March 31,
                                                  ----------------   June 30,
                                                   1999     2000       2000
                                                  -------  -------  -----------
                                                                    (Unaudited)
     Buildings..................................  $ 5,038  $ 4,950    $ 4,928
     Equipment--owned...........................   15,017   14,774     15,065
     Equipment--capital leases..................    7,400    7,524      8,736
     Leasehold improvements.....................       38       38         38
                                                  -------  -------    -------
                                                   27,493   27,286     28,767
     Accumulated depreciation and amortization--
       owned plant and equipment................  (11,662) (12,015)   (12,449)
     Accumulated amortization--capital leases...   (4,508)  (5,096)    (5,556)
                                                  -------  -------    -------
                                                  $11,323  $10,175    $10,762
                                                  =======  =======    =======

5. ACCRUED EXPENSES AND OTHER LIABILITIES:

      Accrued expenses and other liabilities consist of the following (in thousands):

                                                        March 31,
                                                      --------------  June 30,
                                                       1999   2000      2000
                                                      ------ ------- -----------
                                                                     (Unaudited)
     Accrued patent and licenses..................... $   16 $   --    $   --
     Personnel accruals..............................  1,610   1,651     1,232
     Warranty and loss accrual.......................    957     410     1,079
     Income taxes....................................    737   2,141     3,489
     Other...........................................  3,634   6,143     6,143
                                                      ------ -------   -------
                                                      $6,954 $10,345   $11,943
                                                      ====== =======   =======

6. BORROWING AND CAPITAL LEASE ARRANGEMENTS:

      Borrowings and capital lease arrangements consist of the following (in thousands):

                                                      March 31,
                                                   ----------------   June 30,
                                                    1999     2000       2000
                                                   -------  -------  -----------
                                                                     (Unaudited)
     Notes payable to banks......................  $10,580  $ 8,333    $ 8,278
     Capitalized lease obligations...............    3,297    3,148      3,849
                                                   -------  -------    -------
                                                    13,877   11,481     12,127
       Less current portion......................   (5,471)  (4,154)    (4,529)
                                                   -------  -------    -------
                                                   $ 8,406  $ 7,327    $ 7,598
                                                   =======  =======    =======

      IXYS entered into a loan and security agreement with a U.S. bank to borrow up to an aggregate amount not to exceed $5 million. The loan bears interest at the bank's prime rate (9% at March 31, 2000 and 9.5% at June 30, 2000), payable monthly, and matures in December 2000. The loan is collateralized by certain

                               IXYS CORPORATION
assets and contains certain general and financial covenants. At March 31, and June 30, 2000 (unaudited), IXYS had drawn $2.1 million against the loan.

      IXYS entered into a loan agreement with a German bank to finance the acquisition of the Lampertheim facility (the "Facility") from ABB, a stockholder. The loan was for the total amount of DM 13,250,000 ($7,175,000), payable in monthly installments of DM 125,226 ($65,908 at March 31, 2000) and DM 125,226 ($60,751 at June 30, 2000--unaudited) and is due no later than October 31, 2009. The loan, which is collateralized by the Facility, bears interest at the annual rate of 5.40% through August 2001, at which time the interest rate will be adjusted to market rates in accordance with the terms of the loan agreement. The acquisition of the Facility closed in January 1998, at which time the proceeds were drawn against the loan. At March 31, 2000, the amount outstanding under the loan agreement was DM 11,371,000 ($5,544,000) and DM 11,148,000 ($5,458,000) at June 30, 2000 (unaudited).

      IXYS leases certain equipment under capital lease arrangements expiring through fiscal 2001 at interest rates of 4.9% to 8.9%.

      Future minimum payments under capital lease obligations and notes payable are (in thousands):

                                                                 Capital  Notes
                                                                 Leases  Payable
                                                                 ------- -------
     Fiscal year ending March 31,
       2001....................................................  $1,365  $2,789
       2002....................................................   1,162     459
       2003....................................................     403     469
       2004....................................................     190     495
       2005....................................................      19     522
       Thereafter..............................................       9   3,599
                                                                 ------  ------
                                                                 $3,148  $8,333
                                                                 ======  ======

7. COMMITMENTS AND CONTINGENCIES:

 Commitments:

      IXYS rents certain of its facilities under operating leases which expire in 2004. IXYS is responsible for insurance and property taxes. Future minimum lease payments are as follows (in thousands):

      Fiscal year ending March 31,
        2001............................................................  $  313
        2002............................................................     325
        2003............................................................     338
        2004 and thereafter.............................................     291
                                                                          ------
                                                                          $1,267
                                                                          ======

      Rent expense for fiscal years ended March 31, 1998, 1999 and 2000 amounted to $571,000, $358,000, and $388,000 respectively, and for the periods ended June 30, 1999 (unaudited) and 2000 (unaudited), rent expense was $774,000 and $82,900,respectively.

      As of March 31, 1999 and 2000 and June 30, 2000 (unaudited) IXYS had cash deposits with a financial institution of $1,393,000 and $304,000 and $291,000 respectively, which were restricted as to use and represent compensating balances for current or future discounted acceptances and letters of credit.

                                IXYS CORPORATION

      IXYS entered into a guaranty on December 6, 1999, in favor of Commerzbank AG to secure a loan in an amount of $2,500,000, granted by Commerzbank AG to IXYS Semiconductor GmbH.

 Litigation

      On August 12, 1996, IXYS and Robert McClelland, Richard A. Veldhouse and Chiang Lam (the "Paradigm Defendants") were named (along with others subsequently dismissed from the case) as defendants in a purported class action (entitled Bulwa et al. v. Paradigm Technology, Inc. et. al., Santa Clara County Superior Court Case No. CV759991) brought on behalf of stockholders who purchased IXYS' stock between November 20, 1995 and March 22, 1996 (the "Class Period"). The complaint asserted violations of California Corporations Code sections 25400 and 25500 ("Sections 25400 and 25500") along with other causes of action that have been dismissed. Plaintiffs have served the Paradigm Defendants with discovery requests for production of documents and interrogatories, to which the Paradigm Defendants have responded. Plaintiffs have also subpoenaed documents from various third parties. Plaintiffs have also taken the depositions of four former employees of IXYS including defendant Richard Veldhouse, former outside director Defendant Chiang Lam and the analyst who covered IXYS for Smith Barney. Plaintiffs have noticed the depositions of Robert McClelland, Michael Gulett, IXYS' auditors and another former employee. The Paradigm Defendants have served the plaintiffs with an initial set of discovery requests, to which plaintiffs have responded and have propounded further discovery requests, to which plaintiffs have not responded. The Paradigm Defendants also took the depositions of the named plaintiffs.

      On February 9, 1998 the Court certified a class consisting only of California purchasers of IXYS' stock during the Class Period. Following the California Supreme Court decision in Diamond Multimedia Systems, Inc. v. Superior Court, 19 Cal. 4th 1036 (1999), plaintiffs moved to modify the prior class certification ruling to include also non-California purchasers. The Court granted this motion on April 28, 1999. There can be no assurance that IXYS will be successful in the defense of this action. If unsuccessful in the defense of any such claim, IXYS' business, operating results and cash flows could be materially adversely affected.

      On May 19, 1998, the law firm that filed the Bulwa, et al. action described above filed an additional securities class action lawsuit against IXYS, Michael Gulett, Robert McClelland, Richard A. Veldhouse and Chiang Lam, this time in the United States District Court of the Northern District of California. The complaint alleged violations of section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Commission Rule 10b-5 and section 20(a) of the Exchange Act. Plantiff alleged the same class and the same substantive factual allegations that are contained in the Bulwa, et al. action as amended. Defendants responded to the complaint on July 27, 1998 by filing a motion to dismiss the complaint for failure to state claims upon which relief can be granted and for various pleading inadequacies. In lieu of opposing the motion, plaintiff filed a first amended compalint. Defendants renewed their motion to dismiss and on January 20, 1999 the Court issued an order granting the motion and dismissing plaintiff's action and entered judgment thereon. On February 3, 1999, the Court entered an amended judgment clarifying that the judgment is with prejudice. On March 12, 1999, plaintiff filed a notice of appeal. Plaintiff then agreed to dismiss the appeal in exchange for defendants' agreement not to seek to recover defendants' costs incurred in responding to the appeal and agreement not to pursue any action against the plaintiff for having filed the action. The appeal was dismissed.

      IXYS is involved in various other litigation and potential claims. Due to the inherent uncertainty of litigation, management is not able to reasonably estimate losses that may be incurred in relation to this litigation. Although no assurance can be given as to the results of these cases, based on the present status, management does not believe that results of the aforementioned actions will have a material adverse effect on IXYS' financial condition or results of operations.

                                IXYS CORPORATION

8. COMMON STOCK:

      A two-for-one split of IXYS' common stock was effected on August 10, 2000 and was applicable to stockholders of record on July 20, 2000. References to share and per-share data in the accompanying Consolidated Financial Statements give effect to the stock split.

 Warrants:

      IXYS has outstanding warrants as follows:

                                                             Number of
                                                            Shares Under
     Expiration Date                                        the Warrants  Exercise Price
     ---------------                                        ------------ -----------------
     June 2002............... Convertible into common stock       266    $225.00 per share
     April 2001.............. Convertible into common stock   279,984    $  0.43 per share

 Stock Purchase and Incentive Stock Option Plans:

      IXYS has a 1994 Stock Option Plan and a 1999 Equity Incentive Plan (the "Plans") under which incentive stock options may be granted not less than 85% of fair market value at the time of grant. The options once granted expire ten years from the date of grant. The Board of Directors has the full power to determine the provisions of each option issued under the Plans.

      Stock option activity under the Plans is summarized below (in thousands, except share data):

                                               Options Outstanding
                                          -------------------------------     Weighted
                         Shares Available Number of    Exercise               Average
                            for Grant      Shares        Price     Total   Exercise Price
                         ---------------- ---------  ------------- ------  --------------
Balances, March 31,
 1997...................           308      639,484  $0.01--$ 3.81    100      $0.15
Options exercised.......           --        (4,048) $0.43--$ 1.30    --       $0.06
Options canceled........        85,606      (85,606) $        3.46    (17)     $0.20
                            ----------    ---------  ------------- ------      -----
Balances, March 31,
 1998...................        85,914      549,830  $0.01--$ 3.81     83      $0.15
New authorized..........       230,520          --        --            1      $0.08
Options granted.........      (199,800)     213,132  $1.86--$ 1.69    348      $1.74
Options exercised.......           --       (50,258) $0.01--$ 0.43     (2)     $0.04
Options cancelled.......         7,810       (7,810) $0.01--$ 2.16     (1)     $0.08
Options expired.........       (93,682)         --   $       --       --         --
                            ----------    ---------  ------------- ------      -----
Balances, March 31,
 1999...................        30,762      704,894  $0.01-- $1.86 $  429      $0.61
New authorized..........     5,000,000          --        --          --         --
Options granted.........    (2,790,000)   2,790,000  $2.13--$ 3.63  8,585      $3.11
Options exercised.......           --       (51,034) $0.01--$ 1.30    (32)     $0.62
Options cancelled.......       150,000     (150,000) $        2.13    --         --
                            ----------    ---------  ------------- ------      -----
Balances, March 31,
 2000...................     2,390,762    3,293,860  $0.01--$ 1.59  8,950      $0.71
Options granted
 (unaudited)............           --           --           --       --         --
Options exercised
 (unaudited)............           --       (51,016) $0.01--$ 2.22   (160)     $1.69
Options cancelled
 (unaudited)............           --           --           --       --         --
                            ----------    ---------  ------------- ------      -----
Balances, June 30, 2000
 (unaudited)............     2,390,762    3,242,844  $0.01--$ 3.81 $8,790      $3.03
                            ==========    =========  ============= ======      =====

      Expired options in 1999 represent options under the IXYS plan established in 1989, which ceased in fiscal year 1999.

                                IXYS CORPORATION

      Had compensation cost for the Plans been determined based on the fair value at the grant date for awards in fiscal years 1998, 1999 and 2000 consistent with the provisions of SFAS No. 123, IXYS' net income and net income per share for fiscal years 1998, 1999 and 2000 would have decreased to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                         Years Ended March 31,
                                                         ----------------------
                                                          1998   1999     2000
                                                         ------ -------  ------
Net income (loss)--as reported.......................... $6,084 $(5,238) $6,899
                                                         ====== =======  ======
Net income (loss)--pro forma............................ $5,996 $(5,285) $6,146
                                                         ====== =======  ======
Net income (loss) per share--basic--as reported......... $ 0.72 $ (0.28) $ 0.29
                                                         ====== =======  ======
Net income (loss) per share--basic--pro forma........... $ 0.72 $ (0.28) $ 0.26
                                                         ====== =======  ======
Net income (loss) per share--diluted--as reported....... $ 0.72 $ (0.28) $ 0.28
                                                         ====== =======  ======
Net income (loss) per share--diluted--pro forma......... $ 0.72 $ (0.28) $ 0.25
                                                         ====== =======  ======

      In future years, annual compensation expense will vary relative to the vesting of options granted in those future years.

      The fair value of option grants has been estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                    Years ended March 31,
                                              ----------------------------------
                                              1998      1999           2000
                                              ---- -------------- --------------
Risk-free interest rate......................  --  4.33% to 5.67% 5.95% to 6.65%
Expected term................................  --         4 years        4 years
Volatility...................................  --             83%            91%
Dividend yield...............................  --              0%             0%

      No dividend yield is assumed as we have not paid dividends and have no plans to do so.

      The weighted average expected life was calculated based on the vesting period and the expected life at the date of the grant. The risk-free interest rate was calculated based on rates prevailing during grant periods and the expected life of the options at the date of grants. The weighted-average fair values of options granted to employees during the years ended March 31, 1999 and 2000 were $3.481 and $6.678, respectively. There were no grants made during the year ended March 31, 1998.

      On September 14, 1995, IXYS' board of directors authorized stock grants, made pursuant to certain stock purchase agreements, to Dr. Zommer and Messrs. Agbayani, Fassler and Ingram. In connection with these stock grants, an aggregate of 7,410,134 shares of IXYS' common stock were granted to these individuals. The shares were paid for with recourse promissory notes in an aggregate principal amount of $832,716 and are currently fully vested. The note terms provide that between September 15, 2003 and September 15, 2005, quarterly installments of principal and accrued interest are due, and all principal of the notes, plus accrued interest, is due and payable September 15, 2005. The notes bear interest at a simple interest rate of 6.25% per annum. In the event any of these individuals sells shares of our common stock currently held by them, a mandatory prepayment in an amount equal to 30.0% of the net sale proceeds is due. In the event of termination of employment, any unpaid principal and interest become due and payable. In the event of a change of control, the notes mature within 12 months provided the change of control occurs before September 15, 2004.

      In May 1999, IXYS approved an Employee Stock Purchase Plan ("Purchase Plan"). There are 500,000 shares of common stock reserved for issuance under the Purchase Plan. As of March 31, 2000, there were no purchases made under the Purchase Plan. There were 40,924 shares purchased as of June 30, 2000 (unaudited).

                                IXYS CORPORATION

9. EMPLOYEE SAVINGS AND RETIREMENT PLAN:

      IXYS has a 401K plan, known as the "IXYS Corporation and Subsidiary Employee Savings and Retirement Plan." Eligibility to participate in the plan is subject to certain minimum service requirements. Employees may voluntarily contribute up to 20% of yearly compensation and IXYS may make matching contributions as determined by the Board of Directors in a resolution on or before the end of the fiscal year. Employees are 100% vested immediately. For the years ended March 31, 1998, 1999 and 2000, IXYS contributed $96,000, $113,000 and $129,000, respectively.

10. RELATED PARTY TRANSACTIONS:

      ABB is a principal stockholder of IXYS. In fiscal year 2000, IXYS generated revenues of $653,000 from sales of products to ABB and to ABB's affiliates for use as components in their products.

11. PENSION PLANS:

      Employees of IXYS GmbH participate in a number of employee retirement plans, including a defined benefit pension plan, the benefits for which will be paid out of the general assets of IXYS GmbH, as well as other government sponsored retirement plans to which IXYS GmbH and eligible employees are required to contribute.

      In addition to providing income at retirement, many of these plans also provide survivor, termination and disability benefits. The defined benefits pension plan covers substantially all employees and benefits are based on years of service and the employees' compensation.

Net Period Pension Cost

      The net periodic pension expense for 1999 and 2000 included the following components:

                                                                       Years
                                                                       Ended
                                                                     March 31,
                                                                     ----------
                                                                     1999  2000
                                                                     ----  ----
     Service Cost................................................... $ 94  $107
     Interest Cost on Projected Benefit Obligation..................  340   279
     Expected Return on Plan Assets.................................  (31)  (28)
                                                                     ----  ----
     Amortization of Prior Service Cost.............................    1     1
     Recognized Actuarial Loss......................................  --     12
                                                                     ----  ----
     Net Periodic Pension Expense................................... $405  $371
                                                                     ====  ====

                                IXYS CORPORATION

Funded Status

      Funding status is as follows:

                                                                  Years Ended
                                                                   March 31,
                                                                 --------------
                                                                  1999    2000
                                                                 ------  ------
     Change in benefit obligation
       Benefit obligation at the beginning of year.............. $5,112  $5,284
       Service cost.............................................     94      99
       Interest cost............................................    340     279
       Actuarial loss (gain)....................................    394       5
       Benefits paid............................................   (164)   (161)
       Foreign currency translation adjustment..................   (492)    (89)
                                                                 ------  ------
       Benefit obligation at the end of the year................ $5,284  $5,417
                                                                 ======  ======

                                                                       Years
                                                                       Ended
                                                                     March 31,
                                                                     ----------
                                                                     1999  2000
                                                                     ----  ----
     Change in plan assets
       Fair value of plan assets at the beginning of the year....... $581  $585
       Actual return on plan assets.................................   34    24
       Employer contribution........................................  137   187
       Benefits paid................................................ (164) (161)
       Foreign currency translation adjustement.....................   (3)  (75)
                                                                     ----  ----
       Fair value of plan assets at the end of the year............. $585  $560
                                                                     ====  ====

                                                                Years Ended
                                                                 March 31,
                                                              ----------------
                                                               1999     2000
                                                              -------  -------
     Status of plan
       Plan obligations in excess of plan assets............. $(4,699) $(4,857)
       Unrecognized net obligation (asset) at transition.....      16       13
       Net (gains)/losses....................................    (705)     (11)
                                                              -------  -------
       Accrued benefit ...................................... $(5,388) $(4,855)
                                                              =======  =======

     Reconciliation of funded status
       Accrued pension cost at March 31, 1999......................... $(5,388)
       Net period pension cost........................................    (371)
       Cash contribution in fiscal year 2000..........................     174
       Foreign currency translation adjustment........................     700
                                                                       -------
       Accrued pension cost at March 31, 2000......................... $(4,885)
                                                                       =======

                                IXYS CORPORATION

                                                                         Years
                                                                         Ended
                                                                       March 31,
                                                                       ----------
                                                                       1999  2000
                                                                       ----  ----
     Assumptions
     . Discount Rate..................................................   6%    6%
     . Expected Long-Term Rate of Return on Assets....................   5%    5%
     . Salary Scale...................................................   3%    3%

12. INCOME TAXES:

      Income (loss) before income tax provision consists of the following (in thousands):

                                                         Years Ended March 31,
                                                        ------------------------
                                                         1998    1999     2000
                                                        ------- -------  -------
     Domestic.......................................... $ 8,250 $(3,260) $ 9,149
     International.....................................   2,063     105    1,638
                                                        ------- -------  -------
                                                        $10,313 $(3,155) $10,787
                                                        ======= =======  =======

      IXYS' provision for income taxes consists of the following (in thousands):

                                                       Years Ended March 31,
                                                       ------------------------
                                                        1998     1999     2000
                                                       -------  -------  ------
     Current:
       Federal.......................................  $  (175) $   234  $2,867
       State.........................................     (398)     (40)    643
       Foreign.......................................     (904)     (44)    672
                                                       -------  -------  ------
                                                        (1,477)     150   4,182
                                                       -------  -------  ------
     Deferred:
       Federal.......................................   (2,590)  (2,042)   (220)
       State.........................................     (147)    (191)    (74)
       Foreign.......................................      (15)     --      --
                                                       -------  -------  ------
                                                        (2,752)  (2,233)   (294)
                                                       -------  -------  ------
       Total income tax provision (benefit)..........  $(4,229) $(2,083) $3,888
                                                       =======  =======  ======

      IXYS' effective tax rate differs from the statutory federal income tax rate for the years ended March 31, as shown in the following table:

                                                               1998  1999   2000
                                                               ----  ----   ----
     Statutory federal income tax rate........................  34%  (34)%   34%
     State taxes, net of federal tax benefit..................   4     4      4
     Foreign taxes at higher rates............................   2     1      1
     Acquired technology......................................        94
     Other items..............................................   1     1     (3)
                                                               ---   ---    ---
     Effective tax rate.......................................  41%   66 %   36 %
                                                               ===   ===    ===

                                IXYS CORPORATION

      The components of net deferred income tax assets are as follows (in thousands):

                                                                     March 31,
                                                                   -------------
                                                                    1999   2000
                                                                   ------ ------
     Deferred tax assets:
       Other liabilities and accruals............................  $1,117 $  905
       Depreciable assets........................................     538  1,380
       Net operating loss carryforwards..........................     659    --
       Alternative minimum tax carryforward......................     342    124
                                                                   ------ ------
       Net deferred tax asset....................................  $2,656 $2,409
                                                                   ====== ======

      At March 31, 2000, IXYS had federal alternative minimum tax credit carryforwards of approximately $125,000. The alternative minimum tax credit carryforwards can be carried forward indefinitely.

13. COMPUTATION OF NET INCOME (LOSS) PER SHARE:

      Basic and diluted earnings per share are calculated as follows (in thousands, except per share amounts):

                                                                  Three months
                                          Years Ended March 31,      Ended
                                         ------------------------   June 30,
                                          1998    1999     2000       2000
                                         ------ --------  ------- ------------
                                                                  (Unaudited)
     BASIC:
       Weighted-average shares.........   8,354   18,746   23,970    23,984
       Net income (loss)...............  $6,084 $ (5,238) $ 6,899   $ 3,694
                                         ====== ========  =======   =======
       Net income (loss) per share.....  $ 0.72 $  (0.28) $  0.29   $  0.15
                                         ====== ========  =======   =======
     DILUTED:
       Weighted-average shares.........   8,354   18,746   23,970    23,984
       Restricted stock subject to
         repurchase....................   6,468      --       --        --
       Common equivalent shares from
         stock options and warrants....      38      --       856       406
                                         ------ --------  -------   -------
       Shares used in per share
         calculation...................   8,392   18,746   24,826    24,390
                                         ====== ========  =======   =======
       Net income (loss)...............  $6,084 $ (5,238) $ 6,899     3,694
                                         ====== ========  =======   =======
       Net income (loss) per share.....  $ 0.72 $  (0.28) $  0.28   $  0.15
                                         ====== ========  =======   =======

                                IXYS CORPORATION

14. SEGMENT AND GEOGRAPHIC INFORMATION:

      IXYS operates in a single industry segment comprising power semiconductors used primarily in controlling energy in motor drives, power conversion (including uninterruptible power supplies (UPS) and switch mode power supplies (SMPS)) and medical electronics. IXYS' sales by major geographic area (based on destination) were as follows (in thousands):

                                                              Three Months Ended
                                       Years Ended March 31,       June 30,
                                      ----------------------- ------------------
                                       1998    1999    2000    1999    2000
                                      ------- ------- ------- ------- ------
                                                               (Unaudited)
     North America:
       United States................. $21,134 $23,734 $28,987 $ 6,615 $8,430

     Total North America............. $21,134 $23,734 $28,987 $ 6,615 $8,430
       Europe........................  29,239  36,054  36,463   8,059 10,947
       Japan.........................     953     480     569     187    163
       Asia Pacific..................   5,530   6,255  10,608   2,211  3,734
                                      ------- ------- ------- ------- ------
          Total...................... $56,856 $66,523 $76,627 $17,072 23,274
                                      ======= ======= ======= ======= ======

      There was no single end customer providing more than 10% of IXYS' sales for years ended March 31, 1998, 1999 and 2000.

      IXYS' foreign operations consist of those of its subsidiary IXYS GmbH in Germany. The following table summarizes the sales, income and total assets of IXYS' U.S. and German operations (in thousands):

                                                                  Three Months
                                         Years Ended March 31,   Ended June 30,
                                        ------------------------ ---------------
                                         1998    1999     2000    1999    2000
                                        ------- -------  ------- ------- -------
                                                                   (Unaudited)
     Sales:
       IXYS GmbH......................  $35,722 $36,534  $38,272 $ 8,449 $11,188
       IXYS USA.......................   21,134  29,989   38,355   8,623  12,086
                                        ------- -------  ------- ------- -------
                                        $56,856 $66,523  $76,627 $17,072 $23,274
                                        ======= =======  ======= ======= =======
     Net Income (Loss):
       IXYS GmbH......................  $ 2,010 $(1,438) $   925 $   125 $   293
       IXYS USA.......................    4,074  (3,800)   5,974   1,037   3,401
                                        ------- -------  ------- ------- -------
                                        $ 6,084 $(5,238) $ 6,899 $ 1,162 $ 3,694
                                        ======= =======  ======= ======= =======
     Total Assets:
       IXYS GmbH......................  $27,008 $26,503  $21,056 $18,996 $21,963
       IXYS USA.......................   27,332  30,597   41,989  44,049  49,436
                                        ------- -------  ------- ------- -------
                                        $54,340 $57,100  $63,045 $63,045 $71,399
                                        ======= =======  ======= ======= =======

      There were no significant export sales for the U.S. during the years ended March 31, 1998, 1999 and 2000 or during the period ended June 30, 2000.

                                IXYS CORPORATION

16. RECENT LEGAL PROCEEDINGS:

      On June 22, 2000, International Rectifier Corporation (International Rectifier) filed an action for patent infringement against us in the United States District Court for the Central District of California, alleging that certain of our products sold in the United States, including but not limited to four specified power MOSFET parts, infringe at least five identified U.S. patents owned by International Rectifier. International Rectifier's complaint against IXYS alleges that IXYS' infringement of its patents has been and continues to be willful and deliberate, seeks to enjoin IXYS from further infringement, and requests an award of unspecified, actual monetary damages, but no less than a reasonable royalty on the products that we sell which are claimed to infringe International Rectifier's patents. International Rectifier also seeks to have the claimed damages trebled. IXYS has answered the complaint, denied any infringement and have asserted that International Rectifier's patents are invalid and unenforceable for, among other reasons, failure of International Rectifier to properly disclose known prior art during its prosecution of the patents in suit, and that International Rectifier's claims are barred by reason of the doctrines of estoppel and laches. In prior years, International Rectifier has approached IXYS on several occasions and requested that IXYS enter into royalty-bearing license agreements with them, covering the technology identified in their patents. IXYS has declined to do so, based upon its belief that its products do not infringe the International Rectifier patents. The suit is in the early stages of discovery, and it is IXYS' intent to vigorously contest the claims of International Rectifier. It is possible that as discovery progresses International Rectifier may expand its assertions to include additional products IXYS sells, other than those specified in the complaint. While management believes IXYS' defenses to the infringement claims are meritorious, there can be no assurance of a favorable outcome in this suit. In the event of an adverse outcome, any damages awarded by the court could be materially adverse to IXYS' financial condition and results of operations.

17. ACQUISITION OF DIRECTED ENERGY (Unaudited):

      IXYS completed the acquisition of Directed Energy in a stock-for-stock acquisition. In connection with the acquisition, IXYS issued 250,370 shares of IXYS common stock in exchange for all the issued and outstanding capital stock of Directed Energy. The shares issued reflect the agreed upon per share value of IXYS and a total purchase price of $2.8 million.

      The acquisition was accounted for using the purchase method of accounting, and accordingly, the recognized purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values on the acquisition date of May 16, 2000. The purchase price in excess of the fair value of identified tangible and intangible assets and liabilities assumed in the amount of $2.32 million was allocated to goodwill and is being amortized over its estimated useful life of ten years.

On the inside back cover of the prospectus is artwork depicting a magnified silicon wafer upon which has been superimposed an array of IXYS Corporation power semiconductor products.

                                  [IXYS LOGO]


                                ---------------
                                   PROSPECTUS
                                ---------------


                                 Stephens Inc.
                               CIBC World Markets
                            Needham & Company, Inc.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by IXYS in connection with the sale of the common stock being registered. All the amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq additional listing fee.

     SEC registration fee.............................................  $ 43,112
     NASD filing fee..................................................  $ 16,830
     NASDAQ additional listing fee....................................  $ 40,000
     Printing and engraving expenses..................................  $150,000
     Legal fees and expenses..........................................  $350,000
     Accounting fees and expenses.....................................  $125,000
     Transfer agent and registrar fees and expenses...................  $ 10,000
     Blue Sky fees and expenses.......................................  $  5,000
     Miscellaneous expenses...........................................  $ 60,058
                                                                        --------
       Total..........................................................  $800,000
                                                                        ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended ("Securities Act"). The Registrant's Bylaws also provide that the Registrant will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent permitted by Delaware law.

      The Registrant's Certificate of Incorporation, as amended ("Certificate") provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not effect a director's responsibilities under any other laws, such as federal securities laws or state or federal environmental laws.

      The Registrant has entered into agreements with its directors and officers that require the Registrant to indemnify such persons to the fullest extent authorized or permitted by the provisions of the Certificate and Delaware law against expenses, judgements, fines, settlements and other amounts actually and responsibly incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, officer, employee or other agent of the Registrant or any of its affiliated enterprises. Delaware law permits such indemnification, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

      At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

ITEM 16. EXHIBITS.

  1.1  Underwriting Agreement
  5.1* Opinion of Cooley Godward LLP
 23.1  Consent of PricewaterhouseCoopers LLP, Independent Auditors
 23.2  Consent of Cooley Godward LLP (included in Exhibit 5.1)
 24.1  Power of Attorney (see page II-3)

--------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS.

      The undersigned registrant hereby undertakes:

          (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

          (3) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (4) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC this form of indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on September 18, 2000.

                                          IXYS CORPORATION

                                                    /s/ Nathan Zommer
                                          By: _________________________________
                                                       Nathan Zommer
                                                 President, Chief Executive
                                                    Officer and Director

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Nathan Zommer and Arnold Agbayani, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

            Signature                            Title                      Date
            ---------                            -----                      ----

       /s/ Nathan Zommer           President, Chief Executive            September 18,
_________________________________   Officer and Director (Principal               2000
         (Nathan Zommer)            Executive Officer)

      /s/ Arnold Agbayani          Vice President and Chief              September 18,
_________________________________   Financial Officer (Principal                  2000
        (Arnold Agbayani)           Financial Officer)

     /s/ Andreas Hartmann          Director                              September 18,
_________________________________                                                 2000
       (Andreas Hartmann)

        /s/ Samuel Kory            Director                              September 18,
_________________________________                                                 2000
          (Samuel Kory)

        /s/ S. Joon Lee            Director                              September 18,
_________________________________                                                 2000
          (S. Joon Lee)

     /s/ Donald L. Feucht          Director                              September 18,
_________________________________                                                 2000
       (Donald L. Feucht)

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER  DESCRIPTION
 ------- -----------
   1.1   Underwriting Agreement
   5.1*  Opinion of Cooley Godward LLP*
  23.1   Consent of PricewaterhouseCoopers LLP, Independent Auditors
  23.2   Consent of Cooley Godward LLP (included in Exhibit 5.1)
  24.1   Power of Attorney (see page II-3)

--------
* To be filed by amendment.